UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2010

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2010-2012 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Interim Report

at September 30, 2010

Contents

Interim Report

Key Operating and Financial Data

4

Telecom Italia Group

4

Corporate Boards at September 30, 2010

9

Macro-Organization Chart at September 30, 2010 – Telecom Italia Group

11

Information for Investors

12

Review of Operating and Financial Performance -  Telecom Italia Group

16

Events Subsequent to September 30, 2010

35

Business Outlook for the Year 2010

36

Interim Consolidated Financial Statements

37

Highlights – The Business Units of the Telecom Italia Group

43

The Business Units of the Telecom Italia Group

45

Domestic

45

Brazil

60

Media

64

Olivetti

70

International Investments

73

Related Party Transactions

75

Significant Non-Recurring Events and Transactions

83

Positions or Transactions Deriving from Atypical and/or Unusual Operations

83

Alternative Performance Measures

84

Effects of Restatement for errors

86

Litigations, Pending Legal Action and Other Information

88

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

98

The Interim Report at September 30, 2010 of the Telecom Italia Group has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions, as well as Consob Communication DEM/8041082 of April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Interim Report is unaudited and has been drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

In the preparation of the Interim Report, the same accounting policies and consolidation principles have been adopted as those used in the preparation of the annual consolidated financial statements at December 31, 2009 of the Telecom Italia Group, to which reference can be made, except for new standards and interpretations adopted by the Group beginning January 1, 2010 and previously described in the annual report 2009. Such new standards and interpretations did not have any impact on the Interim Report at September 30, 2010.

Note should be taken that there were no events, circumstances or variations in key variables such as to require updating of the impairment test on goodwill conducted at the time of the preparation of the half-year condensed consolidated financial statements at June 30, 2010.

Furthermore, as a consequence of the errors of previous years – as defined by IAS 8 – which arose in connection with the Telecom Italia Sparkle case and are described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group, the Group adjusted the income statement and statement of financial position figures for the first nine months of 2009 (including the third quarter) presented for comparison purposes. The main impacts are presented under “Effects of Restatement for Errors” in this Interim Report.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in Revenues, EBITDA and EBIT, net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, the part entitled “Business Outlook for the Year 2010” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

In the first nine months of 2010, the following companies exited the scope of consolidation:

•

HanseNet Telekommunikation GmbH (a company operating in the broadband sector in Germany), which had already been classified in Discontinued operations/Non-current assets held for sale; the sale took place on February 16, 2010;

•

Elettra (a company included in the Domestic Business Unit – International Wholesale) sold on September 30, 2010.

At September 30, 2010, following the decision taken for its sale, the BBNed group (included in the Other Operations sector) is considered as a disposal group in accordance with IFRS 5 (Non-current Assets held for Sale and Discontinued Operations). Accordingly, the assets and liabilities have been reclassified to two specific line items in the consolidated statement of financial position at September 30, 2010: “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”; the sale took place on October 5, 2010.

During 2009, the following principal changes in the scope of consolidation occurred:

•

entry on December 30, 2009 of the Brazilian fixed-line operator Intelig Telecomunicações Ltda following the acquisition of a 100% investment by Tim Participações, consolidated in the Brazil Business Unit;

•

exit on May 1, 2009 of Telecom Media News S.p.A. following the sale of a 60% stake by Telecom Italia Media S.p.A..

Key Operating and Financial Data

Telecom Italia Group

Highlights on the first nine months of 2010

Revenues and EBITDA

The Telecom Italia Group’s commitment is stronger in the first nine months of 2010 as it follows the path to transform its business in Italy and Brazil. Revenue performance confirms the trend of continuing improvement (stable in the third quarter of 2010, -0.5% in the second quarter of 2010 and -1% in the first quarter of 2010), aided by the appreciation of the real/euro exchange rate. In terms of Organic revenues, the third quarter displays an improvement over the previous quarters
(-4.4% in the third quarter of 2010, -5.3% in the second quarter of 2010 and -4.9% in the first quarter of 2010) thanks to the positive results achieved by Brazil in the Domestic fixed-line segment.

Careful attention to costs combined with the benefits obtained from the Efficiency Projects begun last year have allowed the Group’s to reach EBITDA of 8,475 million euros and an EBITDA margin of 42.6% in the first nine months of 2010 and ensure stability in terms of both reported and organic figures.

Profit attributable to owners of the Parent

Profit attributable to owners of the Parent in the first nine months of 2010 is 1,819 million euros. Excluding non-recurring items, the Profit attributable to owners of the Parent would be 1,993 million euros, an increase of 14.6% over the corresponding figure in the first nine months of 2009 (excluding non-recurring items). The profit figure is the outcome of better operating results and improved results from financial management.

Financial discipline and debt reduction

Adjusted net financial debt decreases 964 million euros compared to December 31, 2009 and 594 million euros compared to June 30, 2009. The sales of HanseNet and Elettra and rigorous financial discipline neutralized the impacts of distributing dividends and paying a total of 418 million euros to the Revenue Agency over the Telecom Italia Sparkle case.

The trend of the key operating and financial measures in the first nine months of 2010 can be summarized as follows:

Organic consolidated Revenues: amount to 19,899 million euros.  The organic change (*) is -4.9% compared to the same period last year. Reported consolidated revenues show a change of -0.5% (-96 million euros) owing largely to the Brazil Business Unit’s positive real/euro exchange effect.

More to the point:

-

the organic reduction in Domestic Business Unit Revenues is -7.5%; as far as performance by customer segment in the first nine months of 2010 vs. the first nine months of 2009 is concerned, revenues are down -11.4% in the Consumer segment, -5.9% in the Business segment and -5.5% in the Top Clients Segment. However, the Business and Top Clients segments report gains compared to the previous quarters.

(*) The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

-

Revenues in Brazil are up 3.5% compared to the first nine months of 2009 (+151 million euros). The marketing policy for SIMs without a correlated handset sale, although bringing a reduction in Revenues from handset sales, is compensated by the positive organic change in Service Revenues of 5.9% in the first nine months of 2010 compared to the same period of the prior year. This gain is supported by the growth of the customer base which records an increase of 5.8 million lines in the first nine months of 2010 over the end of 2009.

Organic consolidated EBITDA: shows a focus on revenues with higher margins, efficiency measures and cost controls aimed at keeping cash costs in check. This is borne out by the trend in the organic EBITDA margin and organic consolidated EBITDA in the first nine months of 2010.

Specifically, the organic consolidated EBITDA margin gains 1.9 percentage points in the first nine months of 2010, reaching 44.0% (42.1% in the first nine months of 2009). Organic EBITDA in absolute terms is 8,747 million euros, basically in line with the same period of last year (8,817 million euros in the first nine months of 2009), as is reported EBITDA which, in absolute terms, posts a decrease of 51 million euros (-0.6%).

Organic consolidated EBIT: totals 4,559 million euros in the first nine months of 2010. The organic change is positive and is +2.8% higher than the first nine months of 2009 (reported EBIT: +11 million euros, +0.3%).

Organic consolidated EBIT margin: is 22.9% in the first nine months of 2010, with a gain of 1.7 percentage points over the same period of the prior year (21.2%).

Finance income/expenses, Investment Results and Income Taxes: shows the financial component, investment management and the equity valuation of associates recording an overall improvement of 124 million euros against the first nine months of the prior year. The financial income/expense balance, in particular, improves by 90 million euros largely due to lower interest rates and the reduction in net financial debt.

Income taxes decrease by 70 million euros compared to the first nine months of 2009.

Profit before tax from continuing operations: displays a positive trend in operations and also effective financial management leading to a higher profit before tax in the first nine months of 2010 of 5.1%, reaching 2,803 million euros (2,668 million euros in the same period of the prior year).

Profit for the period attributable to owners of the Parent: is 1,819 million euros, increasing 662 million euros compared to the first nine months of 2009. Excluding non-recurring items, it would be 1,993 million euros, an increase of 14.6% over the corresponding figure in the first nine months of 2009, also excluding non-recurring items.

Operating free cash flow: is 3,451 million euros and is reduced by the negative change in the third quarter of 2010 due to the utilization of operating provisions set aside in previous years in connection with the Sparkle case (389 million euros compared to a total of 418 million euros: the remaining amount of 29 million euros produces an impact on non-operating items since it refers to finance interest).

Excluding such impact, operating free cash flow during the period (3,840 million) is basically in line with the same period of the prior year (3,932 million euros). As a confirmation of this trend, operating free cash flow in the third quarter, net of the above effect, is exactly in line with the corresponding period of 2009.

Adjusted net financial debt: is 32,985 million euros at September 30, 2010, down 964 million euros compared to December 31, 2009 (33,949 million euros) and 2.1 billion euros compared to September 30, 2009. The sales of HanseNet and Elettra amply covered the cash requirements for the payment of dividends of 1,061 million euros, the aforementioned payment of 418 million euros for the Telecom Italia Sparkle case and the payment of income taxes of about 700 million euros.

Liquidity margin: amounts to 5,165 billion euros at September 30, 2010. During the first nine months of 2010, a new bond issue of 1.25 billion euros was placed on the European market and bonds were repaid for about 4.9 billion euros. There is another 7.75 billion euros in liquidity in irrevocable long-term credit lines (of which 6.5 billion euros expires in 2014 and 1.25 billion euros, relating to a credit line obtained in February 2010, expiring in 2013), not subject to events which limit utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage, optimizing, at the same time, the average cost of debt.

Consolidated Operating and Financial Data (*)

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %

Revenues	6,676	6,674	19,899	19,995	(0.5)
EBITDA (1)	2,742	2,979	8,475	8,526	(0.6)
EBIT(1)	1,423	1,608	4,304	4,293	0.3
Profit before tax from continuing operations	879	1,066	2,803	2,668	5.1
Profit from continuing operations	662	744	1,904	1,699	12.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(540)	(2)	(559)	°
Profit for the period	662	204	1,902	1,140	66.8
Profit for the period attributable to owners of the Parent	608	198	1,819	1,157	57.2
Investments:
Industrial	917	1,076	2,938	2,998	(2.0)
Financial	35	-	35	4	°

Consolidated Financial Position Data (*)

(millions of euros)			9/30/2010	12/31/2009	Change

Total assets			82,834	86,181	(3,347)
Total equity			28,518	27,120	1,398
- attributable to owners of the Parent			27,171	25,952	1,219
- attributable to non-controlling interests			1,347	1,168	179
Total liabilities			54,316	59,061	(4,745)
Total equity and liabilities			82,834	86,181	(3,347)
Share capital			10,600	10,585	15
Net financial debt carrying amount (1)			33,773	34,747	(974)
Adjusted net financial debt (1)			32,985	33,949	(964)
Adjusted net invested capital (2)			61,503	61,069	434
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)			53.6%	55.6%	(2.0) pp

Consolidated Profit Ratios (*)

	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change

EBITDA(1) / Revenues	41.1%	44.6%	42.6%	42.6%	-
EBIT(1) / Revenues (ROS)	21.3%	24.1%	21.6%	21.5%	0.1 pp

Headcount, number in the Group at period-end (3)

(number)	9/30/2010	12/31/2009	Change

Headcount (excluding headcount of Discontinued operations)	70,054	71,384	(1,330)
Headcount of Discontinued operations (4)	-	2,205	(2,205)

Headcount, average number in the Group (3)

(equivalent number)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Headcount (excluding headcount of Discontinued operations)	66,893	70,574	(3,681)
Headcount of Discontinued operations (4)	-	2,231	(2,231)

Operating Data

	9/30/2010	12/31/2009	Change

Fixed-line network connections in Italy at period-end (thousands)	17,881	18,525	(644)
Physical accesses at period-end (Consumer + Business) (thousands)	15,584	16,097	(513)
Mobile lines at period-end (thousands)	77,566	71,958	5,608
of which Mobile lines in Italy (thousands)	30,632	30,856	(224)
of which Mobile lines in Brazil (thousands)	46,934	41,102	5,832
Broadband accesses in Italy at period-end (thousands)	9,034	8,741	293
of which retail broadband accesses (thousands)	7,186	7,000	186

(*) The statement of financial position and income statement figures for the first nine months and the third quarter of 2009 presented for comparison purposes have been restated for the correction of prior years’ errors - as defined by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) - arising as a result of the Telecom Italia Sparkle case, described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group. Starting with the half-year condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions and also in light of the forthcoming adoption of IFRS by the companies of the TIM Brasil Group, some taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions.

The amounts reclassified are as follows:

(millions of euros)	9 months to 9/30/2010	Year 2009	9 months to 9/30/2009	Year 2008	Year 2007	Year 2006

Income taxes and other income of the companies in Brazil (PIS and COFINS)	(240)	(271)	(194)	(282)	(266)	(221)

(1) Details are provided in the section “Alternative Performance Measures”.

(2) Adjusted net invested capital = Total equity + Adjusted net financial debt.

(3) Headcount includes the number of people with temp work contracts.

(4) The headcount for 2009 refers to the cash-generating unit (CGU) HanseNet Telekommunikation GmbH, sold during the first quarter of 2010.

Corporate Boards at September 30, 2010

►

Board of Directors

The board of directors of Telecom Italia was elected by the shareholders’ meeting held on April 14, 2008 for three years, up to the approval of the 2010 annual financial statements.

The shareholders’ meeting held on April 29, 2010 appointed Mauro Sentinelli director of the Company in place of Stefano Cao who, in turn, in 2009 had replaced the director Gianni Mion.

At September 30, 2010, the board of directors of Telecom Italia is composed of 15 directors:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Mauro Sentinelli
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

The board of directors formed the following internal committees:

-

Executive Committee  composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci and Renato Pagliaro;

-

Committee for Internal Control and Corporate Governance composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

-

Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Berardino Libonati and Luigi Zingales.

►

 Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga

Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

►

 Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A., which takes over from Reconta Ernst & Young S.p.A., for the audit of the financial statements for the period 2010-2018.

►

 Manager responsible for preparing the corporate financial reports

Andrea Mangoni (Head of the Group Function Administration, Finance and Control) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Macro-Organization Chart at September 30, 2010 – Telecom Italia Group

CHAIRMAN
GABRIELE GALATERI DI GENOLA
CORPORATE LEGAL AFFAIRS
ANTONINO CUSIMANO
TI AUDIT AND COMPLIANCE SERVICES
FEDERICO MAURIZIO d'ANDREA
RELATIONS WITH INSTITUTIONS
FRANCO ROSARIO BRESCIA
RELATIONS WITH THE TERRITORY AND INSTITUTIONAL MARKETING
PAOLO ANNUNZIATO
CHIEF EXECUTIVE OFFICER
FRANCO BERNABÈ
ADMINISTRATION, FINANCE AND CONTROL
ANDREA MANGONI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
PURCHASING
STEFANO CIURLI
LEGAL AFFAIRS
a.i. ANTONINO CUSIMANO
STRATEGY AND INNOVATION
CESARE SIRONI
EXTERNAL RELATIONS
CARLO FORNARO
EQUIVALENCE AND REGULATORY AFFAIRS
ALESSANDRO TALOTTA
SECURITY
DAMIANO TOSELLI
BUSINESS UNIT MEDIA
GIOVANNI STELLA
TECHNOLOGY & OPERATIONS
OSCAR CICCHETTI
NATIONAL WHOLESALE SERVICES
RICCARDO DELLEANI
DOMESTIC MARKET OPERATIONS
MARCO PATUANO
TIM BRASIL
LUCA LUCIANI
INTERNATIONAL BUSINESS
a.i. ANDREA MANGONI
QUALITY & PROGRAM MANAGEMENT
GIUSEPPE ZAZA
INDUSTRY RELATIONS AND ROAMING
LUCY LOMBARDI
FRAUD MANAGEMENT & REVENUE ASSURANCE
DANIELE GULINATTI
BROADBAND CONTENT
PAOLO D'ANDREA
TECHNICAL PLANNING
FILIPPO BENTIVOGLIO RAVASIO
OPEN ACCESS
GIUSEPPE ROBERTO OPILIO
NETWORK
STEFANO NOCENTINI
INFORMATION TECHNOLOGY
a.i. STEFANO GIGLI
TECHNICAL INFRASTRUCTURES
VENANZIO IACOZZILLI
CONSUMER
FABRIZIO BONA
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS
SIMONE BATTIFERRI
PUBLIC SECTOR
GIANFILIPPO D'AGOSTINO
CUSTOMER OPERATIONS
CARLOS LAMBARRI
INTERNATIONAL SUPPORT
FRANCESCO S. BRUNO
INTERNATIONAL POSITIONING AND OPERATIONS
FRANCESCO ARMATO

Information for Investors

►

 Telecom Italia S.p.A. share capital at September 30, 2010

Share capital	10,688,746,056.45 euros
Number of ordinary shares (par value 0.55 euros each)	13,407,963,078
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on September 2010 average prices)	19,233 million euros

►

 Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at September 30, 2010, supplemented by communications received and other available sources of information (ordinary shares):

On October 28, 2009, the Telco shareholders other than Sintonia (which, instead, requested the non-proportional spin-off of Telco) signed a Modifying Agreement and renewed the Shareholders’ Agreement effective April 28, 2010.

From that date, the Shareholders’ Agreement, as modified, is therefore in effect until April 27, 2013. Under the modified Shareholders’ Agreement (with the parties to the agreement being Generali Group with a 30.58% stake in Telco; Mediobanca S.p.A. 11.62%; Intesa Sanpaolo S.p.A. 11.62% and Telefónica S.A. 46.18%), the shareholders have the right to ask for the spin-off of Telco via communication to be sent between October 1 and October 28, 2012. Each shareholder may also withdraw from the Shareholders’ Agreement via communication to be sent between April 1, and April 28, 2011.

On December 22, 2009, Sintonia purchased from Telco 275,115,716 Telecom Italia ordinary shares, equal to 2.06% of the relative ordinary share capital, and Telco purchased from Sintonia the entire share held by Sintonia in Telco (equal to 8.39% of the relative share capital), and then cancelled the shares.

On January 11, 2010, the shareholders signed a Modifying Agreement to the Shareholders’ Agreement in order to (i) confirm their financial support to Telco, (ii) agree on the way in which the shareholders can provide such financial support in the event it becomes necessary under the loan contract – guaranteed by a Telecom Italia ordinary share pledge arrangement – signed on the same date between Telco and a pool of financial institutions and (iii) regulate, among the shareholders, the manner of exercising the option rights by virtue of which the shareholders acquired, again on the same date, the right to purchase Telecom Italia ordinary shares which would become available to the financial institutions following any enforcement of the pledge on the part of the latter.

Major holdings in share capital

At September 30, 2010, taking into account the results in the Shareholders Book, communications sent to CONSOB and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital

Telco S.p.A.	Direct	22.40%
Findim Group S.A.	Direct	4.99%

Furthermore, the following companies, as investment advisory firms, notified CONSOB that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares which at September 30, 2010 is equal to 4.02% of total Telecom Italia S.p.A. ordinary shares;

•

Blackrock Inc.: on May 20, 2010, for a quantity of ordinary shares which at September 30, 2010 is equal to 2.89% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares which at September 30, 2010 is equal to 2.06% of total Telecom Italia S.p.A. ordinary shares.

►

 Common representatives

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements at December 31, 2012).

Francesco Pensato is the common representative of the bondholders for the following bonds:

•

Telecom Italia S.p.A. 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2008-2010);

•

Telecom Italia  S.p.A. 750,000,000 euros, 4.50% notes due 2011 (with a mandate for the three-year period 2009-2011 and, therefore, up to maturity);

•

Telecom Italia S.p.A. 1,250,000,000 euros 5.375% notes due 2019 (with a mandate for the three-year period 2009-2011).

►

 Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2010 – 9/30/2010 vs. FTSE Italia All-Shares Index and Dow Jones Stoxx TLC Index (*)

120
115
110
105
100
95
90
85
80
75
1.3034
1.2491
1.1948
1.1405
1.0862
1.0319
0.9776
0.9233
0.8690
0.8147
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Telecom Italia Ord. (*)
Telecom Italia Sav. (*)
FTSE Italy All-Shares
Dow Jones Stoxx TLC

           (*)Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2010 – 9/30/2010 vs. FTSE Italia All-Shares Index and Dow Jones Stoxx MEDIA Index (*)

130
120
110
100
90
80
70
60
50
40
30
0.68617
0.63339
0.58061
0.52783
0.47504
0.42226
0.36948
0.31670
0.26391
0.21113
0.15835
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Telecom Italia Media Ord. (*)
Telecom Italia Media Sav. (*)
FTSE Italy All-Shares
Dow Jones Stoxx Media

           (*)Stock market prices. Source: Reuters.

Relative performance by Tim Participações S.A.

1/1/2010 – 9/30/2010 vs. BOVESPA Index and ITEL Index (in Brazilian reais) (*)

115
110
105
100
95
90
85
80
75
8.2570
7.8980
7.5390
7.1800
6.8210
6.4620
6.1030
5.7440
5.3850
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Tim Participações Ord.
Tim Participações Pref.
BOVESPA
ITEL

                    (*)Stock market prices. Source: Reuters.

Both the ordinary and savings shares of Telecom Italia S.p.A. and the preferred shares of Tim Participações S.A. are listed on the New York Stock Exchange (NYSE). Telecom Italia S.p.A. shares are listed through ordinary and savings American Depositary Shares (ADS), representing, respectively, 10 ordinary shares and 10 savings shares.

►

 Rating at September 30, 2010

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Standard & Poor’s, on July 13, 2010, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Moody’s, on June 28, 2010, confirmed its Baa2 rating of Telecom Italia with a stable outlook for the Group.

Fitch Ratings, on July 26, 2010, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Review of Operating and Financial Performance -  Telecom Italia Group

Consolidated Operating Performance - First nine months of 2010 and third Quarter of 2010

The principal profit indicators for the first nine months of 2010 and the third quarter of 2010 compared with the corresponding periods of the prior year are as follows:

	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change (a-b)
(millions of euros)			(a)	(b)	amount	%	% organic

REVENUES	6,676	6,674	19,899	19,995	(96)	(0.5)	(4.9)
EBITDA	2,742	2,979	8,475	8,526	(51)	(0.6)	(0.8)
EBITDA MARGIN	41.1%	44.6%	42.6%	42.6%	-
ORGANIC EBITDA MARGIN	44.9%	43.8%	44.0%	42.1%	1.9 pp
EBIT	1,423	1,608	4,304	4,293	11	0.3	2.8
EBIT MARGIN	21.3%	24.1%	21.6%	21.5%	0.1 pp
ORGANIC EBIT MARGIN	24.9%	23.1%	22.9%	21.2%	1.7 pp
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	879	1,066	2,803	2,668	135	5.1
PROFIT FROM CONTINUING OPERATIONS	662	744	1,904	1,699	205	12.1
INCOME (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	-	(540)	(2)	(559)	557	°
PROFIT FOR THE PERIOD	662	204	1,902	1,140	762	66.8
PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	608	198	1,819	1,157	662	57.2

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent for the first nine months of 2010:

(millions of euros)
1,157
+11
+124
+70
+557
-100
1,819
+662 (+57.2%)
9 months to 9/30/2009
Δ EBIT
Δ Financial management
Δ Income taxes
Δ Profit (loss) from discontinued operations
Δ Profit (loss) attributable to Non-controlling interests
9 months to 9/30/2010

Revenues

Revenues amount to 19,899 million euros in the first nine months of 2010, with a reduction of 0.5% compared to 19,995 million euros in the first nine months of 2009 (-96 million euros).  In terms of the organic change, the reduction in consolidated revenues is -4.9% (-1,025 million euros).

In detail, the organic change in revenues is calculated by:

•

excluding the effect of the change in the scope of consolidation (190 million euros, referring to the entry in the scope of consolidation in the first nine months of 2010 of Intelig Telecomunicações Ltda, in the Brazil Business Unit);

•

excluding the effect of exchange differences (+733 million euros, mainly due to the positive exchange effect of the Brazil Business Unit (*), equal to +726 million euros);

•

excluding non-organic other revenues, in the first nine months of 2009, equal to 6 million euros.

The breakdown of Revenues by operating segment is the following:

	9 months to 9/30/2010		9 months to 9/30/2009		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	15,032	75.5	16,234	81.2	(1,202)	(7.4)	(7.5)
- Core Domestic	14,251	71.6	15,416	77.1	(1,165)	(7.6)	(7.6)
- International Wholesale	1,207	6.1	1,298	6.5	(91)	(7.0)	(7.5)
Brazil	4,498	22.6	3,429	17.1	1,069	31.2	3.5
Media, Olivetti and Other Operations	500	2.5	449	2.2	51	11.4
Adjustments and Eliminations	(131)	(0.6)	(117)	(0.5)	(14)	12.0
Total consolidated revenues	19,899	100.0	19,995	100.0	(96)	(0.5)	(4.9)

The following chart summarizes the changes in revenues in the periods under comparison:

(millions of euros)
19,995
+190
+733
+6
20,924
-1,215
+151
+18
+40
-19
19,899
organic change : -1,025 (-4.9%)
9 months to 9/30/2009
Change in scope of consolidation effect
Exchange rate effect
Non-organic revenues
9 months to 9/30/2009 on a comparable basis
Domestic
Brazil
Media
Olivetti
Other Operations and eliminations
9 months to 9/30/2010
-96 (-0.5%)

(*) The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.34125 for the first nine months of 2010 and 2.83709 for the first nine months of 2009. The effect of the change in the exchange rates is calculated by applying, to the period under comparison, the foreign currency translation rates used for the current period.

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a declining trend in organic revenues of -7.5% compared to the first nine months of 2009, in line with the decrease reported in the first half (-7.4%). Service revenues post a contraction of -6.4% (compared to -6.3% in the first half). The effect of such change in the mobile area (-8.2% in the first nine months compared to -7.3% in the first half) comes from the significant investment made in terms of the competitive repositioning of TIM’s plans to regain market share whereas in the fixed area an improving trend is recorded (-3.4% in the first nine months compared to -4.2% in the first half) thanks to gains in the dynamics of accesses. As far as handset sales are concerned, the decreasing trend is confirmed (-28.6% in the first nine months compared to -29.1% in the first half), consistently with the strategy of rationalizing the product portfolio to place more focus on quality (higher percentage of hi-tech handsets and devices using mobile internet) and on the profit margins from these handsets and devices.

As for the Brazil Business Unit, during the first nine months organic revenues record a growth of 3.5% over the same period of the prior year (+2.1% in the first half). Service revenues (+5.9% in the first nine months compared to +5.8% in the first half) confirm the positive trend, driven by the increase in the customer base (+5.8 million lines compared to the end of 2009), while handset revenues post a contraction in the trend of decreasing sales (-25.6% in the first nine months compared to -39.5% in the first half).

For an in-depth analysis of revenue performance by individual Business Unit, please refer to “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 8,475 million euros and fell 51 million euros (-0.6%) from the same period of the prior year.  The EBITDA margin is 42.6%, unchanged compared to the first nine months of 2009. In organic terms, organic EBITDA fell 0.8%, while the organic EBITDA margin rose 1.9 percentage points (44.0% in the first nine months of 2010 compared to 42.1% in the first nine months of 2009).

Details of EBITDA and EBITDA margins by operating segment are as follows:

	9 months to 9/30/2010		9 months to 9/30/2009		Change
(millions of euros)		% of total		% of total	amount	%	% organic

Domestic	7,210	85.1	7,703	90.3	(493)	(6.4)	(3.6)
EBITDA margin	48.0		47.4		0.6 pp		2.0 pp
Brazil	1,281	15.1	849	10.0	432	50.9	18.4
EBITDA margin	28.5		24.8		3.7 pp		3.6 pp
Media, Olivetti and Other Operations	(17)	(0.2)	(27)	(0.3)	10	37.0
Adjustments and Eliminations	1	-	1	-	-	-
Total consolidated EBITDA	8,475	100.0	8,526	100.0	(51)	(0.6)	(0.8)
EBITDA margin	42.6		42.6				1.9 pp

The following chart summarizes the changes in organic EBITDA:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Expenses for mobility under Law 223/91	240	-	240
Disputes and settlements	5	47	(42)
Costs for services of the Brazil Business Unit associated with the conclusion of a dispute	-	22	(22)
Other	27	19	8
Total net non-organic (revenues and income) / costs and expenses	272	88	184

EBITDA was particularly impacted by the change in the line items analyzed below:

Acquisition of goods and services

Acquisition of goods and services stands at 8,097 million euros, decreasing 265 million euros (-3.2%) compared to the first nine months of 2009 (8,362 million euros). The reduction is considerably higher (-704 million euros) if the positive exchange effect of the Brazil Business Unit is excluded (+439 million euros). The reductions, mainly referring to the Domestic Business Unit, refer to purchases of goods and products for marketing.

In detail:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Purchases of goods	932	1,285	(353)
Portion of revenues to paid to other operators and interconnection costs	3,216	3,223	(7)
Commercial and advertising costs	1,491	1,412	79
Power, maintenance and outsourced services	907	914	(7)
Rent and leases	442	429	13
Other service expenses	1,109	1,099	10
Total acquisition of goods and services	8,097	8,362	(265)
% of Revenues	40.7	41.8	(1.1) pp

Employee benefits expenses

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Employee benefits expenses – Italian companies:
Ordinary expenses of employees	2,415	2,543	(128)
Expenses for mobility under Law 223/91	240	-	240
Total employee benefits expenses - Italy	2,655	2,543	112
Employee benefits expenses – Foreign companies:	256	194	62
Total employee benefits expenses - Foreign	256	194	62
Total employee benefits expenses	2,911	2,737	174
% of Revenues	14.6	13.7	0.9 pp

In the Italian component of ordinary employee benefits expenses, the reduction of 128 million euros is mainly due to the decrease in the number of the average salaried workforce (-3,208 compared to the first nine months of 2009, of whom -432 refer to the application of the so-called solidarity contracts for Telecom Italia S.p.A. Directory Assistance).

Moreover, in the third quarter of 2010, a net provision charge of 240 million euros was set aside for expenses in conjunction with the mobility procedures under ex Law 223/1991, following the August 4, 2010 Agreement signed with the labor unions. The agreement refers to the steps to be taken on employment levels during the years of the Business Plan 2010–2012, with the expectancy, among other things, of recourse to a new voluntary mobility procedure for 3,900 people in the period 2010-2012

In determining the amount of the provision charge, account was taken of:

•

the valuation of the cost of a new procedure and the estimated component of the residual amount of the Mobility Fund 2008-2010 that was not utilized;

•

the estimate of the higher mobility expenses for any integration of the cost for those terminated under pre-June 2010 mobility, due to the coming into force of the so-called Economic Maneuver as a result of the postponement of the pension window. Telecom Italia – in the same agreement – in fact, stated that it would take up the cost should no more legal safeguards be forthcoming.

In the foreign component of employee benefits expenses, the increase of 62 million euros is due mainly to the exchange effect (+32 million euros) and the entry of the company Intelig in the scope of consolidation of the Brazil Business Unit.

The average salaried number of the workforce is the following:

(equivalent number)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Average salaried workforce – Italy	57,523	60,731	(3,208)
Average salaried workforce – Foreign	9,370	9,843	(473)
Total average salaried workforce (1)	66,893	70,574	(3,681)
Discontinued operations (2)– Foreign	-	2,231	(2,231)
Total average salaried workforce – including Discontinued operations (2)	66,893	72,805	(5,912)

(1)

Includes the average headcount with temp work contracts: 80 in the first nine months of 2010 (67 in Italy and 13 foreign); in the first nine months of 2009, the average headcount was 395 (350 in Italy and 45 foreign).

(2)

In the first nine months of 2009, the figure refers to HanseNet Telekommunikation GmbH, sold at the beginning of 2010.

Headcount at September 30, 2010 is the following:

(number)	9/30/2010	12/31/2009	Change

Headcount – Italy	59,903	60,872	(969)
Headcount – Foreign	10,151	10,512	(361)
Total (1)	70,054	71,384	(1,330)
Discontinued operations (2) – Foreign	-	2,205	(2,205)
Total - including Discontinued operations (2)	70,054	73,589	(3,535)

(1)

Includes headcount with temp work contracts: 100 at September 30, 2010 and 56 at December 31, 2009.

(2)

At December 31, 2009, the figure refers to HanseNet Telekommunikation GmbH, sold at the beginning of 2010.

Other income

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Late payment fees charged for telephone services	54	53	1
Recovery of employee benefit expenses, purchases and services rendered	29	33	(4)
Capital and operating grants	29	40	(11)
Damage compensation, penalties and sundry recoveries	11	18	(7)
Sundry income	37	39	(2)
Total	160	183	(23)

Other operating expenses

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Writedowns and expenses in connection with credit management	338	391	(53)
Provision charges	51	55	(4)
Telecommunications operating fees and charges	330	230	100
Indirect duties and taxes	89	96	(7)
Penalties, settlement compensation and administrative sanctions	19	59	(40)
Association dues and fees, donations, scholarships and traineeships	17	19	(2)
Sundry expenses	18	34	(16)
Total	862	884	(22)

Other operating expenses decreased 22 million euros compared to the first nine months of 2009 despite the positive exchange effect of the Brazil Business Unit (+74 million euros).

Specifically, writedowns and expenses in connection with credit management include 224 million euros referring to the Domestic Business Unit (268 million euros in the first nine months of 2009) and 108 million euros to the Brazil Business Unit (120 million euros in the first nine months of 2009).

Provision charges recorded mainly for pending disputes include 38 million euros essentially referring to the Domestic Business Unit (33 million euros in the first nine months of 2009) and 15 million euros to the Brazil Business Unit (18 million euros in the first nine months of 2009).

The increase of 100 million euros in telecommunications operating fees and charges is mainly due to the Brazil Business Unit which contributes a positive exchange effect of +40 million euros.

Depreciation and amortization

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Amortization of intangible assets with a finite useful life	1,721	1,676	45
Depreciation of property, plant and equipment – owned and leased	2,452	2,502	(50)
Total	4,173	4,178	(5)

The decrease in amortization and depreciation charges of the Domestic Business Unit (-183 million euros) is countered by the increase in amortization and depreciation charges due to the Brazilian real/euro exchange rate (+161 million euros) and higher charges by the Brazil Business Unit (+24 million euros, already excluding the exchange effect).

Net gains (losses) on disposals of non-current assets

Net gains on disposals of non-current assets total 14 million euros and include the gain, net of the related transaction costs for a total of 19 million euros, in connection with the completion of the Elettra sales transactions, realized through the sale of one of the ships and the subsequent disposal of the investment by the Domestic Business Unit – International Wholesale.

In the first nine months of 2009, net losses on disposals of non-current assets had been recorded for 55 million euros, referring for 48 million euros to the final divestiture of the platform for credit management of the fixed consumer clientele of the Domestic Business Unit and for 11 million euros to the sale of a 60% stake in Telecom Media News.

Impairment reversals (losses) on non-current assets

The impairment losses on non-current assets amount to 12 million euros and include the writedowns of intangible and tangible assets and the provision charge for expenses connected with the transactions for the sale of BBNed and Elettra.

EBIT

EBIT is 4,304 million euros, increasing 11 million euros compared to the first nine months of 2009 (+0.3%) and displays a stabile EBIT margin (from 21.5% in the first nine months of 2009 to 21.6% in the first nine months of 2010). The organic change in EBIT is a positive 126 million euros (+2.8%) and the organic EBIT margin grew to 22.9% in the first nine months of 2010 from 21.2% in the same period of the prior year.

The following chart summarizes the changes in EBIT:

(Revenues and income) / costs and expenses excluded from the calculation of organic EBIT are the following:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Non-organic costs and expenses already described under EBITDA	272	88	184
Losses (Gains) from the sale of buildings, investments and other-non-current assets and net Writedowns of non-current assets	(17)	50	(67)
Other expenses, net	-	(1)	1
Total net non-organic (revenues and income)/costs and expenses	255	137	118

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

ETECSA	36	44	(8)
Other	12	5	7
Total	48	49	(1)

Other income (expenses) from investments

Other income (expenses) from investments in the first nine months of 2010 amount to a positive 1 million euros and principally include the net gains on the disposal of investments in minor companies. In the first nine months of 2009, the amount was a negative 34 million euros and included the writedown of 39 million euros on the investment in the Italtel Group.

Finance income (expenses)

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	-	5	(5)
Early termination of derivative instruments	(9)	15	(24)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(1,441)	(1,660)	219
Total	(1,550)	(1,640)	90

The change in finance income (expenses) is impacted by the general reduction in interest rates and lower net debt exposure.

Income tax expense

Income tax expense is 899 million euros, decreasing 70 million euros compared to the first nine months of 2009, mainly as a result of a lower taxable base of the Parent.

Profit (Loss) from Discontinued operations/Non-current assets held for sale

In the first nine months of 2010, the balance is a loss of 2 million euros and includes expenses incurred in connection with sales transactions of prior years. In the first nine months of 2009, the balance was a loss of 559 million euros and referred to the impairment charge for the goodwill attributed to the broadband operations in Germany and also the contribution to the consolidated financial statements by HanseNet, sold at the beginning of 2010.

Profit for the period

The profit for the period can be analyzed as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009

Profit for the period	1,902	1,140
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,821	1,716
Profit (loss) from Discontinued operations/Non-current assets held for sale	(2)	(559)
Profit (loss) attributable to owners of the Parent	1,819	1,157
Non-controlling interests:
Profit (loss) from continuing operations	83	(17)
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	83	(17)

Consolidated financial position performance

Financial position structure

(millions of euros)	9/30/2010	12/31/2009	Change

	(a)	(b)	(a-b)
ASSETS
Non-current assets	68,766	68,510	256
Goodwill	43,738	43,627	111
Intangible assets with a finite useful life	5,939	6,282	(343)
Tangible assets	14,241	14,902	(661)
Other non-current assets	4,848	3,699	1,149
Current assets	14,003	16,438	(2,435)
Inventories, Trade and miscellaneous receivables and other current assets	8,190	7,870	320
Current income tax receivables	84	79	5
Investments	39	39	-
Securities other than investments, Financial receivables and other current financial assets, Cash and cash equivalents	5,690	8,450	(2,760)
Discontinued operations/Non-current assets held for sale	65	1,233	(1,168)
of a financial nature	1	81	(80)
of a non-financial nature	64	1,152	(1,088)
	82,834	86,181	(3,347)
EQUITY AND LIABILITIES
Equity	28,518	27,120	1,398
Non-current liabilities	38,028	39,851	(1,823)
Current liabilities	16,271	18,243	(1,972)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	17	967	(950)
of a financial nature	-	659	(659)
of a non-financial nature	17	308	(291)
	82,834	86,181	(3,347)

Non-current assets

•

Goodwill: increased 111 million euros due to the effect of the change in the exchange rates of the   Brazilian companies (+122 million euros), countered by the reclassification of the goodwill of the BBNed group (5 million euros) and the goodwill attributed to Elettra (6 million euros) to Non-current assets held for sale from June 30, 2010.

Note should be taken that there were no events or variations in key variables such as to require updating of the impairment test on goodwill conducted at the time of the preparation of the half-year condensed consolidated financial statements at June 30, 2010.

•

Intangible assets with a finite useful life: decreased 343 million euros, from 6,282 million euros at the end of 2009 to 5,939 million euros at September 30, 2010, as a result of the following:

•

additions (+1,249 million euros);

•

amortization charge for the period (-1,721 million euros);

•

disposals, exchange differences, change in the scope of consolidation, reclassifications and other movements (for a net balance of +129 million euros).

•

Tangible assets: decreased 661 million euros from 14,902 million euros at the end of 2009 to 14,241 million euros at September 30, 2010, as a result of:

•

additions (+1,689 million euros);

•

depreciation charge for the period (-2,452 million euros);

•

disposals, exchange differences, change in the scope of consolidation, reclassifications and other movements (for a net balance of +102 million euros).

Discontinued operations/Non-current assets held for sale

At September 30, 2010, following the decision to proceed with its disposal, which occurred on October 5, 2010, the BBNed group (included in Other Operations) is considered as a disposal group. Accordingly, the assets and liabilities of the disposal group have been reclassified to two specific line items in the consolidated statement of financial position at September 30, 2010: “Discontinued operations/Non-current assets held for sale” (equal to 65 million euros at September 30, 2010) and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” (equal to 17 million euros at September 30, 2010). In particular, these line items include:

•

assets of a financial nature for 1 million euros;

•

goodwill of the BBNed group equal to 5 million euros;

•

other assets of a non-financial nature for 59 million euros;

•

liabilities of a non-financial nature for 17 million euros.

At December 31, 2009, Discontinued operations/Non-current assets held for sale referred to HanseNet Telekommunikation GmbH, sold at the beginning of 2010, and included:

•

assets of a financial nature for 81 million euros;

•

goodwill equal to 103 million euros;

•

other assets of a non-financial nature for 1,049 million euros.

•

liabilities of a financial nature for 659 million euros;

•

liabilities of a non-financial nature for 308 million euros.

Consolidated equity

Consolidated equity amounts to 28,518 million euros (27,120 million euros at December 31, 2009), of which 27,171 million euros is attributable to owners of the Parent (25,952 million euros at December 31, 2009) and 1,347 million euros is attributable to Non-controlling interests (1,168 million euros at December 31, 2009).

In greater detail, the changes in equity are the following:

(millions of euros)	9 months to 9/30/2010	Year to 12/31/2009

At the beginning of the period (historical data)	27,120	26,856
Restatement for errors (*)	-	(497)
Change in accounting principles (**)	-	(31)
At the beginning of the period (restated)	27,120	26,328
Profit for the period	2,369	1,572
Dividends declared by:	(1,063)	(1,053)
- Telecom Italia S.p.A.	(1,029)	(1,029)
- Other Group companies	(34)	(24)
Effect of capital transactions by Telecom Italia Media	47	-
Bond conversions, equity instruments granted and purchase of treasury shares	30	(9)
Change in scope of consolidation and other changes	15	282
At the end of the period	28,518	27,120

(*) Includes the impact of the restatement for errors – as defined by IAS 8 – arising as a result of the Telecom Italia Sparkle case, described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group. The principal effects on the first nine months and on the third quarter of 2009 are described in the Note “Restatement for errors” in this Interim Report.

(**) Includes the impact of the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

Net financial debt and cash flows

Net financial debt is composed as follows:

Net financial debt

(millions of euros)	9/30/2010	12/31/2009	Change

	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	24,684	26,369	(1,685)
Amounts due to banks, other financial payables and liabilities	8,653	8,863	(210)
Finance lease liabilities	1,477	1,565	(88)
	34,814	36,797	(1,983)
CURRENT FINANCIAL LIABILITIES (*)
Bonds	5,386	3,667	1,719
Amounts due to banks, other financial payables and liabilities	1,409	3,024	(1,615)
Finance lease liabilities	235	250	(15)
	7,030	6,941	89
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	659	(659)
TOTAL GROSS FINANCIAL DEBT	41,844	44,397	(2,553)

NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(13)	(15)	2
Financial receivables and other non-current financial assets	(2,367)	(1,104)	(1,263)
	(2,380)	(1,119)	(1,261)
CURRENT FINANCIAL ASSETS
Securities other than investments	(1,347)	(1,843)	496
Financial receivables and other current financial assets	(525)	(1,103)	578
Cash and cash equivalents	(3,818)	(5,504)	1,686
	(5,690)	(8,450)	2,760
Financial assets relating to Discontinued operations/Non-current assets held for sale	(1)	(81)	80
TOTAL FINANCIAL ASSETS	(8,071)	(9,650)	1,579

NET FINANCIAL DEBT CARRYING AMOUNT	33,773	34,747	(974)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(788)	(798)	10
ADJUSTED NET FINANCIAL DEBT	32,985	33,949	(964)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	39,335	42,980	(3,645)
TOTAL ADJUSTED FINANCIAL ASSETS	(6,350)	(9,031)	2,681

(*) of which current portion of medium/long-term debt:
Bonds	5,386	3,667	1,719
Amounts due to banks, other financial payables and liabilities	937	2,576	(1,639)
Finance lease liabilities	235	250	(15)

During the third quarter of 2010, adjusted net financial debt decreased 594 million euros: the payment of indirect taxes (including interest and sanctions) in connection with the Telecom Italia Sparkle case as well as income taxes was amply covered by the positive effects of operating activities.

Adjusted net financial debt

(millions of euros)	9/30/2010	6/30/2010	Change

NET FINANCIAL DEBT CARRYING AMOUNT	33,773	34,029	(256)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(788)	(450)	(338)
ADJUSTED NET FINANCIAL DEBT	32,985	33,579	(594)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	39,335	39,932	(597)
TOTAL ADJUSTED FINANCIAL ASSETS	(6,350)	(6,353)	3

***

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 60% - 70% for the fixed-rate component and 30% - 40% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Having said this and in order to present a more realistic analysis of net financial debt, starting from the June 2009 report, in addition to the usual measure (renamed “Net financial debt carrying amount”), a new measure was also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first nine months of 2010:

(millions of euros)
34,747
-798
33,949
-3,451
Net of capital expenditures requirements
-848
-67
+1,061
+2,341
32,985
+788
33,773
change: -964
12/31/2009 carrying amount
Adjustment (*)
12/31/2009 adjusted
Operating free cash flow
Sale of investments and other disposals
Share capital increases
Dividends
Finance expenses, Income taxes and Other net non-operating requirements
9/30/2010 adjusted
Adjustment (*)
9/30/2010 carrying amount

(*) Adjustment of the fair value measurement of derivatives and related financial assets and liabilities.

Net operating free cash flow

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change

EBITDA	8,475	8,526	(51)
Capital expenditures on an accrual basis	(2,938)	(2,998)	60

Change in net operating working capital:	(1,823)	(1,501)	(322)
Change in inventories	107	(5)	112
Change in trade receivables and net amounts due on construction contracts	(335)	131	(466)
Change in trade payables (*)	(1,441)	(1,496)	55
Other changes in operating receivables/payables	(154)	(131)	(23)
Change in provisions for employees benefits	204	(74)	278
Change in operating provisions and Other changes	(467)	(21)	(446)
Net operating free cash flow	3,451	3,932	(481)
% of Revenues	17.3	19.7	-2.4 pp

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net operating free cash flow for the first nine months of 2010 has been particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown is as follows:

(millions of euros)	9 months to 9/30/2010		9 months to 9/30/2009		Change
	% of total		% of total

Domestic	2,153	73.3	2,411	80.4	(258)
Brazil	741	25.2	539	18.0	202
Media, Olivetti and Other Operations	44	1.5	48	1.6	(4)
Adjustments and Eliminations	-	-	-	-	-
Total	2,938	100.0	2,998	100.0	(60)
% of Revenues	14.8		15.0		(0.2) pp

Capital expenditures in the first nine months of 2010 total 2,938 million euros, decreasing 60 million euros compared to the corresponding period of 2009. Specifically, the significant decrease in the industrial investments of the Domestic Business Unit (-258 million euros or -10.7%), which benefits also from spreading out the effects of the programs to cut costs and capital expenditures begun in 2009, is countered by the increase in capital expenditures by the Brazil Business Unit which is not only impacted by the change in the Brazilian real/euro exchange rate (+114 million euros) but also by higher investments for the development of the network and the IT platform.

Telecom Italia Sparkle case

With reference to the Telecom Italia Sparkle case, it should be noted that on July 19, 2010, after an in-depth evaluation, also in light of the opinions expressed by reliable professionals, the company decided to pay the reduced sanctions (25% instead of 100% of the amount fined) and the full amount of VAT considered non-deductible and the relative interest, for a total amount of 418 million euros.

The payment of such amount involved the partial utilization of the Provision (equal to a total of 507 million euros) set aside in prior years. Specifically, operating free cash flow included an impact of 389 million euros for the change in operating provisions, whereas the remaining part of 29 million euros brought an impact on items of a non-operating nature, since it related to financial interest.

After such payment, Telecom Italia Sparkle filed an appeal to revoke the seizure as a precautionary measure for the sum of 298 million euros (corresponding to the “VAT receivable unlawfully deducted for the tax years relating to the alleged illegal activities under investigation”) ordered by the   Prosecutor’s Office in Rome in February 2010. Such appeal was upheld on August 5, 2010 and, as a result, the restitution of such sums has been arranged, except for 10 million euros which will remain under seizure for precautionary reasons in connection with the criminal case in progress.

Following the above payment, the bank surety provided to the Tax Authorities for the amount of about 123 million euros lapsed.

Additional details are provided in the Note “Litigations, Pending Legal Action and Other Information”.

The following also had an effect on net financial debt during the first nine months of 2010:

Sale of investments and other disposals flow

Sale of investments and other disposals flow amounts to 848 million euros and mainly refers to:

•

for 811 million euros, the sale of HanseNet and is inclusive of the negative cash flow of about 50 million euros, generated by the company sold from January 1, 2010 to the date of sale (February 16, 2010);

•

for 35 million euros, transactions for the sale of Elettra, including collection for the sale of one of the ships owned by the company and the subsequent sale of the investment itself, net of the disposal of the relative cash.

Share capital increases

Share capital increases amount to 67 million euros. Of that amount, 44 million euros refers to the share capital increase of Telecom Italia Media and 23 million euros to the share capital increase effected by the Parent, Telecom Italia S.p.A., as part of the share ownership plan for employees.

In particular:

•

the Telecom Italia Media capital increase ended in June 2010, for a total amount of 239.5 million euros. The amount of 44 million euros refers to the portion of Telecom Italia Media’s capital increase, net of incidental charges, subscribed by the market, whereas the remaining portion was subscribed by the Telecom Italia Group. Following the operation, the percentage holding in Telecom Italia Media’s capital held by the Telecom Italia Group rose from 67.96% to 77.42%

•

as far as the share offer to employees is concerned, on July 29, 2010, 27,056,139 ordinary Telecom Italia were issued (equal to 0.20% of the class of stock and equal to 87% of the maximum amount of 31,000,000 ordinary shares voted by the board of directors on May 6, 2010 in execution of the mandate received from the shareholders’ meeting held on April 29, 2010).

The subscription period for the offer to the employees was from June 28 to July 9, 2010. Over 9,000 employees subscribed to the shares (about 16% of those entitled). The ordinary shares were offered at a subscription price of 0.84 euro, corresponding to the arithmetic mean of the stock market prices of Telecom Italia shares between May 25, 2010 and June 25, 2010 on the Mercato Telematico Azionario (Electronic Stock Market), discounted by 10%.

Following this operation, the total number of Telecom Italia ordinary shares issued is 13,407,963,078 and the share capital of Telecom Italia is equal to 10,688,746,056.45 euros.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, made in the first nine months of 2010, for net finance expenses, income taxes and also the change in non-operating receivables and payables.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first nine months of 2010 resulted in a positive effect on net financial debt at September 30, 2010 of 580 million euros (1,034 million euros at December 31, 2009 and 591 million euros at September 30, 2009).

Gross financial debt

Bonds

Bonds at September 30, 2010 are recorded for 30,070 million euros (30,036 million euros at December 31, 2009). Their nominal repayment amount is 28,630 million euros, decreasing 476 million euros compared to December 31, 2009 (29,106 million euros).

The change in bonds during the first nine months of 2010 is as follows:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3 months + 1.3% maturing 3/14/2012 (1)	Euro	107.715	3/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

(1) These bonds were issued as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	currency	amount	Repayment date
Telecom Italia Finance Floating Rate Notes 138.83 million euros Euribor 3 months + 1.30% (2)	Euro	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros Euribor 3 months + 0.20% (3)	Euro	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	1/1/2010

(2) These bonds were issued as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3) Net of 54 million euros bought back by the company during 2009.

BUYBACKS

As occurred in 2008 and 2009, in the first nine months of 2010, the Telecom Italia Group bought back bonds to:

•

give investors a further possibility of monetizing their positions;

•

partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	currency	amount	Buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% maturing April 2011 (4)	Euro	113.432	January - May 2010
(4) In October 2009, an amount of 2.683 million euros had already been bought back. The total amount bought back is 2009 and 2010 is therefore 116.115 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at September 30, 2010 is equal to 313 million euros and decreased by 35 million euros compared to December 31, 2009 (348 million euros).

***

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at September 30, 2010. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014 and the new syndicated revolving line for a total of 1.25 billion euros signed February 12, 2010 and expiring February 2013. In January 2010, the syndicated line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources:

	9/30/2010		12/31/2009
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down

Term Loan – expiring 2010	--	--	1.5	1.5
Revolving Credit Facility – expiring 2013	1.25	--	--	--
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Total	9.25	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 127 million euros of which 23.8 million euros has been disbursed.

The bank’s commitment under the Term Loan of 19.9 million euros, disbursed in full, was duly repaid on the loan’s expiration date of January 28, 2010.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

On July 14, 2010, a bilateral stand-by credit line was secured for 120 million euros for a period of 18 months (expiring January 13, 2012) from Banca Regionale Europea and has been completely drawn down.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.66 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.1%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amount, as contractually agreed, reference should be made to the table that follows:

Maturities of Financial Liabilities – nominal repayment amount:
	maturing by 9/30/ of the year:
(millions of euros)	2011	2012	2013	2014	2015	After 2015	Total

Bonds	4,612	2,358	3,000	3,371	916	14,373	28,630
Loans and other financial liabilities	634	454	906	2,459	719	2,224	7,396
Finance lease liabilities	218	162	167	144	127	877	1,695
Total	5,464	2,974	4,073	5,974	1,762	17,474	37,721
Current financial liabilities	458						458
Total	5,922	2,974	4,073	5,974	1,762	17,474	38,179

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 5,165 million euros at September 30, 2010 (7,347 million euros at December 31, 2009) which, together with its unused committed credit lines for 7.75 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months. Notwithstanding the amount of the financing repayments made in the first nine months of 2010 (about 4.9 billion euros), cash provided by operating activities and the new bond issues enable the Group to maintain an adequate level of liquidity.

In particular:

•

Cash and cash equivalents amount to 3,818 million euros (5,504 million euros at December 31, 2009). The different technical forms of investing available cash at September 30, 2010, which include euro commercial paper for 140 million euros, can be analyzed as follows:

-

Maturities: investments have a maximum maturity of three months;

-

Counterpart risk: investments are made with leading banking, financial and industrial institutions with high-credit-quality and a rating of at least A;

-

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 1,347 million euros (1,843 million euros at December 31, 2009).  Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 1,148 million euros (nominal amount) in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s) and 161 million euros (nominal amount) in bonds issued by counterparts with a rating of at least A with different maturities, but all with an active market, that is, readily convertible into cash.

***

►

Covenants and negative pledges relating to outstanding positions at September 30, 2010

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 854 million euros (out of a total of 2,366 million euros at September 30, 2010) is not secured by bank guarantees but there are covenants which cover the following:

-

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. As for the two loan contracts signed between EIB and Telecom Italia S.p.A. on July 17, 2006 for 150,000,000.00 euros and on November 30, 2007 for 182,200,000.00 euros, EIB has the right to terminate the contract under ex art. 1456 of the Italian Civil Code should Telecom Italia S.p.A. ceases to hold, directly or indirectly, more that 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH in Germany or, in any case, a number of shares such that it represents more than 50% (fifty percent) of its share capital. In this respect it is recalled that on February 16, 2010 the Group sold its subsidiary HanseNet to the Telefonica group.. In connection with the sale of HanseNet, the Group decided to voluntarily repay the loan of 182,200,000.00 euros, for 40,000,000.00 euros on June 18, 2010 and for 142,200,000.00 euros on September 30, 2010; the loan of 150,000,000.00 euros will be repaid at its natural maturity date in July 2014;

-

for the loan with a nominal amount of 350 million euros, if Telecom Italia S.p.A.’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings do not require guarantees to be provided or the repayment of the loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia S.p.A. to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with similar content are also found in the export credit loan agreements.

A series of agreements in which Telecom Italia is a party provides for communication of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was entered into by Telecom Italia and a syndicate of banks on August 1, 2005. In the event of a change in control, Telecom Italia must inform the agent within five business days and the agent, on behalf of the financing banks, must in good faith negotiate on how to continue the relationship. None of the parties will be obliged to continue such negotiations beyond a term of 30 days, after which, in the absence of any agreement, the facility shall cease to be effective and Telecom Italia will be required to repay any sums which it may have received (currently equal to 1,500,000,000 euros). Conventionally, a change of control does not exist in cases where control, under art. 2359 of the Italian Civil Code, is acquired (i) by shareholders, which, at the date of signing the agreement, directly or indirectly, hold more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefonica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca) that entered into a shareholders’ agreement on April 28, 2007 concerning the Telecom Italia shares or (iii) by a combination of the parties belonging to both categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed by Telecom Italia and a syndicate of banks on February 12, 2010 and provides for terms similar to those contained in the August 1, 2005 facility but updated to take into account the October 28, 2009 modification to the shareholders’ agreement of April 28, 2007. A change of control therefore does not exist when control, under art. 2359 of the Italian Civil Code, is acquired directly or indirectly (through subsidiaries) by the investors Telefónica, Assicurazioni Generali, Intesa Sanpaolo and Mediobanca, with the other provisions described above remaining unchanged;

•

Bonds. The regulations of the bonds issued under the EMTN Programme by ex Olivetti or Telecom Italia and bonds denominated in U.S. dollars provide that, in cases of mergers or transfers of all or substantially all of the assets of the issuing company or guarantor, the merging company or transferring company must assume all of the obligations of the merged or transferred company. Failure to fulfill the obligation, for which a solution is not found, gives rise to an event of default;

•

Contracts with EIB. The contracts signed by Telecom Italia and EIB, for a maximum amount of about 2,366 million euros, provide for the obligation of promptly informing the bank of modifications regarding the bylaws or the distribution of capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, of share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project.

•

Export Credit Agreement. In a contract for a nominal remaining amount of 75 million euros, in the event of a change in control, Telecom Italia must inform the borrower within five business days and the parties must in good faith negotiate how to continue the relationship. None of the parties will be obliged to continue such negotiations beyond a term of 30 days (Negotiation Termination Date), after which, in the absence of an agreement, the Export Credit Agreement will always be effective but the drawing period will cease on the Negotiation Termination Date. The residual capital can be no repaid until the terms provided in the agreement or, if former, until the next date of interests’ payment.

Moreover, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, it should be pointed out that, at September 30, 2010, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Events Subsequent to September 30, 2010

►

Bond repayment

On October 1, 2010, the bonds issued by Telecom Italia Capital S.A., 4.875% coupon payable semiannually, for USD 700 million, reached maturity and were repaid.

►

Sale of BBNed

On October 5, 2010, in line with its objective to reposition in core markets, and after having received the authorization of the Dutch Antitrust Authority, Telecom Italia finalized the sale of the entire investment in the subsidiary BBNed to the company Tele2 AB.

►

Telecom Argentina

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”) – the holding company which controls Telecom Argentina – from the Werthein Group to Telecom Italia International, as established in the agreements signed between the Group and the partner Werthein on August 5, 2010.

The Antitrust and TLC Regulatory Authorities approved the transaction that allowed Telecom Italia to raise its stake in the Sofora holding company to 58% and thus obtain control of Telecom Argentina.

Consequently, the chain of control of Telecom Argentina today shows that Sofora is owned 58% by Telecom Italia and 42% by Werthein. Sofora, in turn, controls the entire ordinary capital stock of Nortel Inversora S.A. (corresponding to about a 67% fully diluted interest) which controls Telecom Argentina with a 54.74% stake in the latter.

In order to acquire the 8% stake in Sofora, which did not call for any cash disbursement by the Group, Telecom Italia relinquished the call options that it held for the acquisition of the entire stake held by Werthein in Sofora, which was the subject of legal and administrative preventive measures issued by the Argentine Authorities. The acquisition of control will enable the Group to consolidate the results of Sofora/Telecom Argentina group line-by-line starting from the fourth quarter of 2010.

The agreements reached on August 5, 2010 also called for the settlement of pending legal proceedings with the partner Werthein and the definition of a new shareholders’ agreement for regulating the governance of the Telecom Argentina group. The agreement gives Telecom Italia control over the management of Telecom Argentina, also through the designation of the majority of the board members and the appointment of its top management. Werthein will have some shareholders’ rights to protect its investment and responsibility for verifying full respect of the agreements relative to Telecom Argentina through an independent regulatory compliance committee set up for this purpose.

Approval by the local authorities came after a lengthy and in-depth examination of the legal framework and the effects on the competitive environment, as well as the commitments undertaken by the parties in order to guarantee the complete separation between the Telefónica group and the Telecom Italia Group with regard to their operations conducted in Argentina. Functional measures have been agreed for this purpose in order to ensure the absence of any influence and participation on the part of Telefónica in the decision-making process of the Telecom Italia Group regarding its Argentine subsidiaries. In addition, restrictions have been introduced regarding commercial and operational relations between the two groups within the Argentine market.

The most significant measures prohibit Telefónica and its representatives from taking part and voting in the corporate board meetings of Telco, Telecom Italia and its subsidiaries when the matters being addressed refer to telecommunications activities in the Argentine market. Furthermore, Telefónica may not designate board directors or administrators in the companies controlled by Telecom Italia in Argentina.

In accordance with IAS/IFRS (IFRS 3 revised), the operation will create a one-time net positive effect on the separate consolidated income statement of the Telecom Italia Group in the fourth quarter of 2010 of about 280 million euros as a result of the recalculation of fair market value, as of the date of acquiring control, of the stake held previously in Sofora. The operation will not have any impact on the separate income statement of the Parent.

Business Outlook for the Year 2010

As for the Telecom Italia Group’s outlook for the current year, based upon the results for the first nine months, the following targets are confirmed for the full-year 2010:

•

Organic EBITDA: basically stable in comparison with the prior year;

•

Capital expenditures: approximately 4.3 billion euros;

•

Adjusted net financial debt: about 32 billion euros at year-end 2010.

Interim Consolidated Financial Statements

Separate Consolidated Income Statements

Consolidated Statements of Comprehensive Income

In accordance with revised IAS 1 (Presentation of Financial Statements) the following statements of comprehensive income include the profit for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		3rd Quarter 2010	3rd Quarter 2009 Restated	9 months to 9/30/2010	9 months to 9/30/2009 Restated
PROFIT FOR THE PERIOD	(A)	662	204	1,902	1,140
Other components of the Statements of Comprehensive Income:					
Available-for-sale financial assets:					
Profit (loss) from fair value adjustments		15	12	30	-
Loss (profit) transferred to the Separate Consolidated Income Statement		(1)	-	4	-
Income tax expense		(3)	(2)	(10)	6
	(B)	11	10	24	6
Hedging instruments:					
Profit (loss) from fair value adjustments		(998)	(454)	396	(1,240)
Loss (profit) transferred to the Separate Consolidated Income Statement		817	366	(294)	295
Income tax expense		47	24	(29)	264
	(C)	(134)	(64)	73	(681)
Exchange differences on translating foreign operations:					
Profit (loss) on translating foreign operations		(231)	220	358	791
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	-	-	-
Income tax expense		-	-	-	-
	(D)	(231)	220	358	791
Share of other profits (losses) of associates and joint ventures accounted for using the equity method					
Profit (loss)		(42)	(13)	12	(27)
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-	-	-
Income tax expense		-	-	-	-
	(E)	(42)	(13)	12	(27)
Total	(F=B+C+D+E)	(396)	153	467	89
TOTAL PROFIT FOR THE PERIOD	(A+F)	266	357	2,369	1,229
Attributable to:					
* Owners of the Parent		268	306	2,196	1,083
* Non-controlling interests		(2)	51	173	146

Consolidated Statements of Financial Position

Consolidated Statements of Cash Flows

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	1,904	1,699
Adjustments for:		
Depreciation and amortization	4,173	4,178
Impairment losses (reversals) on non-current assets (including investments)	71	72
Net change in deferred tax assets and liabilities	383	549
Losses (gains) realized on disposals of non-current assets (including investments)	(15)	52
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(48)	(49)
Change in employee benefits	204	(74)
Change in inventories	107	(5)
Change in trade receivables and net amounts due from customers on construction contracts	(335)	131
Change in trade payables	(808)	(1,215)
Net change in current income tax receivables/payables	(190)	(1,244)
Net change in miscellaneous receivables/payables and other assets/liabilities	(889)	(282)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	4,557	3,812
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(1,249)*	*(1,286)*
Purchase of tangible assets on an accrual basis	*(1,689)*	*(1,712)*
Total purchase of intangible and tangible assets on an accrual basis	(2,938)	(2,998)
Change in amounts due to fixed asset suppliers	*(633)*	*(281)*
Total purchase of intangible and tangible assets on a cash basis	(3,571)	(3,279)
Acquisition of control of subsidiaries or other businesses, net of cash acquired	(3)	-
Acquisitions of other investments	(35)	(4)
Change in financial receivables and other financial assets	(86)	(552)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	142	(12)
Proceeds from sale/repayment of intangible, tangible and other non-current assets	47	54
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(3,506)	(3,793)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	1,245	(1,017)
Proceeds from non-current financial liabilities (including current portion)	1,659	5,251
Repayments of non-current financial liabilities (including current portion)	(4,915)	(4,180)
Consideration paid for equity instruments	-	(11)
Share capital proceeds/reimbursements (including subsidiaries)	67	-
Dividends paid	(1,061)	(1,050)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(3,005)	(1,007)
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	-	30
AGGREGATE CASH FLOWS (E=A+B+C+D)	(1,954)	(958)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5,484	5,226
Net foreign exchange differences on net cash and cash equivalents (G)	83	101
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	3,613	4,369

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009 Restated
Income taxes (paid) received	(706)	(1,629)
Interest expense paid	(2,338)	(2,557)
Interest income received	837	727
Dividends received	2	3

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:		
Cash and cash equivalents - from continuing operations	5,504	5,396
Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,484	5,226
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:		
Cash and cash equivalents - from continuing operations	3,818	4,440
Bank overdrafts repayable on demand – from continuing operations	(206)	(121)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	1	50
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	3,613	4,369

Consolidated Statement of Changes in Equity – January 1, to September 30, 2009

Consolidated Statement of Changes in Equity – January 1, to September 30, 2010

Highlights – The Business Units of the Telecom Italia Group

The highlights of the Telecom Italia Group are presented in this Interim Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group  (international wholesale) as well as the relative support activities.

•

Brazil Business Unit: includes telecommunications operations in Brazil.

•

Media Business Unit: includes television network operations and management.

•

Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services.

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Following the sale in February 2010 of HanseNet, which had already been classified in Discontinued Operations, the European BroadBand Business Unit is no longer presented. The other companies of that Business Unit are now included in Other Operations.

Beginning January 1, 2010, the companies Shared Service Center and HR Services, previously consolidated under Other Operations, are now consolidated in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately reclassified:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	9 months to 9/30/2010	9 months to 9/30/2009	9 months to 9/30/2010	9 months to 9/30/2009	9 months to 9/30/2010	9 months to 9/30/2009	9/30/2010	12/31/2009

Domestic	15,032	16,234	7,210	7,703	4,038	4,297	2,153	2,411	58,317	59,367
Brazil	4,498	3,429	1,281	849	332	85	741	539	9,445	9,783
Media	177	162	10	(6)	(35)	(62)	37	40	829	757
Olivetti	259	219	(24)	(18)	(27)	(22)	4	3	1,107	1,098
Other Operations	64	68	(3)	(3)	(19)	(19)	3	5	356	379
Adjustments and Eliminations	(131)	(117)	1	1	15	14	-	-	-	-
Consolidated total	19,899	19,995	8,475	8,526	4,304	4,293	2,938	2,998	70,054	71,384

The main operating data of the Telecom Italia Group Business Units are presented in the following table:

	9/30/2010	12/31/2009	9/30/2009
DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	17,881	18,525	18,854
Physical accesses (Consumer+Business) at period-end (thousands)	15,584	16,097	16,358
Voice pricing plans (thousands)	5,714	5,417	5,451
Broadband accesses in Italy at period-end (thousands)	9,034	8,741	8,567
of which retail accesses (thousands)	7,186	7,000	6,921
Virgilio average daily page views during period (millions)	44.3	44.7	45.0
Virgilio average daily single visitors (millions)	3.6	3.2	3.1

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	110.5	110.5	109.3
- access and carrier network in optical fiber (millions of km - fiber)	4.1	4.1	3.9

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic:
Minutes of traffic on fixed-line network (billions)	91.0	134.4	100.6
- National traffic	77.6	115.6	86.6
- International traffic	13.4	18.8	14.0

DOMESTIC MOBILE
Number of lines at period-end (thousands)	30,632	30,856	31,921
of which prepaid lines (thousands) (1)	23,807	24,398	25,598
Change in lines (%)	(0.7)	(11.3)	(8.3)
Churn rate (%) (2)	16.8	29.4	21.2
Total outgoing traffic per month (millions of minutes)	3,204	2,982	2,974
Total average outgoing and incoming traffic per month (millions of minutes)	4,501	4,260	4,222
Average monthly revenues per line (euro) (3)	20.0	20.0	19.9

BRAZIL
Number of lines at period-end (thousands)	46,934	41,102	39,600

MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.0	3.0	3.0
La7 audience share Free to Air (analog mode) (average of last month of period, in %)	3.7	2.9	3.0

(1) Excluding “not human” SIMs

(2 The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The Business Units of the Telecom Italia Group

Domestic

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

►

The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*) Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., Path.Net S.p.A., HR Services S.r.l., Shared Service Center S.r.l..

As regards the new “customer centric” organization which the Telecom Italia Group has adopted for the domestic market since 2009, the manner of representing the Business Unit has changed since that presented in the 2008 annual report in which such information had been organized by fixed and mobile “technology”.  For 2010, details of revenues will still be reported by fixed and mobile technology.

The principal operating and financial data of the Domestic Business Unit are now reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and web portal/services by the company Matrix;

•

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

•

Other (support structures): Other includes:

▪

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties – plant and information technology, in addition to delivery and assurance processes regarding clientele services;

▪

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

►

Main operating and financial data

Key results of the Domestic Business Unit for the third quarter and first nine months of 2010, overall and by segment of clientele / business area, compared to those of the same periods of 2009 are presented in the following tables. Starting from the first half of 2010, the companies HR Services and Shared Service Center are consolidated in the Domestic Business Unit. The companies’ activities largely relate to services provided internally to the Business Unit. The data for comparative periods have been appropriately reclassified.

Domestic Business Unit

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	4,941	5,342	15,032	16,234	(7.5)	(7.4)	(7.5)
EBITDA	2,290	2,665	7,210	7,703	(14.1)	(6.4)	(3.6)
EBITDA margin	46.3	49.9	48.0	47,4	(3.6) pp	0.6 pp	2.0 pp
EBIT	1,280	1,586	4,038	4,297	(19.3)	(6.0)	(2.3)
EBIT margin	25.9	29.7	26.9	26.5	(3.8) pp	0.4 pp	1.5 pp
Capital expenditures	666	807	2,153	2,411	(17.5)	(10.7)
Headcount at period-end (number)			58,317	(*) 59,367		(1.8)

 (*) Headcount at December 31, 2009.

Core Domestic

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
	(a)	(b)	( c )	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	4,688 2,419 856 829 518 66	5,079 2,763 894 868 506 48	14,251 7,360 2,640 2,537 1,546 168	15,416 8,307 2,806 2,684 1,480 139	(7.7) (12.5) (4.3) (4.5) 2.4 n.s.	(7.6) (11.4) (5.9) (5.5) 4.5 n.s.	(7.6) (11.4) (5.9) (5.5) 4.0 n.s.
EBITDA	2,214	2,582	6,987	7,449	(14.3)	(6.2)	(3.3)
EBITDA margin	47.2	50.8	49.0	48.3	(3.6)pp	0.7 pp	2.2 pp
EBIT	1,215	1,534	3,887	4,137	(20.8)	(6.0)	(1.8)
EBIT margin	25.9	30.2	27.3	26.8	(4.3) pp	0.5 pp	1.7 pp
Capital expenditures	648	793	2,108	2,366	(18.3)	(10.9)
Headcount at period-end (number)			57,214	(*) 58,098		(1.5)

 (1)  The amounts indicated are net of infrasegment transactions.

 (*) Headcount at December 31, 2009.

International Wholesale

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues of which third parties	402 280	421 295	1,207 861	1,298 915	(4.5)	(7.0)	(7.5)
EBITDA	78	86	228	270	(9.3)	(15.6)	(14.3)
EBITDA margin	19.4	20.4	18.9	20,8	(1.0) pp	(1.9) pp	(1.5) pp
EBIT	65	52	149	167	25.0	(10.8)	(19.6)
EBIT margin	16.2	12.4	12.3	12.9	3.8 pp	(0.6) pp	(1.7) pp
Capital expenditures	18	16	47	47	12.5	0.0	2.2
Headcount at period-end (number)			1,103	(*) 1,269		(13.1)

(*) Headcount at December 31, 2009.

Revenues

Revenues Core Domestic

As regards the market segments, for the first nine months of 2010, the following changes compared to the corresponding period of 2009 are noted:

•

Consumer: the reduction in revenues of the Consumer segment is 947 million euros (-11.4%), of which 760 million euros (-9.5%) refers to service revenues and 187 million euros to product revenues. The decrease in service revenues is principally attributable to the contraction in traditional voice service revenues, particularly Fixed-line voice (-298 million euros, of which -201 million euros refers to traffic and -97 million euros to access revenues), and outgoing Mobile voice (-355 million euros). The segment, in fact, continues to feature fierce competition and to meet this challenge new sales policies were introduced as early as the end of 2009 aimed at recovering competitiveness through packages offering clearer and more convenient rate plans. As a consequence, the decline in the customer base was essentially interrupted in the last quarter.

The decrease in sales is also attributable to the trend in Mobile termination revenues (-127 million euros, of which -83 million euros can be traced to the effect of the reduction in rates) and in text messaging revenues (-67 million euros, driven by the same factors indicated above for outgoing voice revenues). Instead, Internet services record a positive change compared to 2009, thanks to the continuing growth of both Fixed (+50 million euros) and Mobile (+43 million euros) broadband services.

•

Business: the Business segment records a reduction in revenues of 166 million euros (-5.9%), nevertheless, affirming  again in the third quarter a gradually improving trend over the previous quarters (in the third quarter of 2010: -4.3%; in the second quarter of 2010: -5.4%; in the first quarter of 2010: -8.0%; in the fourth quarter of 2009: -10.2%). This improved performance, registered in both the Fixed and Mobile areas, is the outcome of the positive marketing policies begun in the second half of 2009, especially with the Impresa Semplice brand, geared to reducing the erosion of the Fixed and Mobile customer base and achieving a better quality of customer acquisitions, especially in the Mobile area. In the Fixed area, the customer base of voice accesses in the third quarter of 2010 is down by about 30,000 accesses (-24,000 in the second quarter and -25,000 in the first quarter), with contractions that are lower than those in the 2009 quarters. Broadband accesses grew by about 12,000 accesses, less than the 16,000 in the second quarter and 27,000 in the first quarter, with the latter increase being the highest since the second quarter of 2008. In the Mobile area, the net increase in total lines is 40,000.

•

Top: the Top segment records a decrease in revenues of 147 million euros (-5.5%), with the percentage reduction in the quarter (-4.5%) basically in line with the preceding quarter (-4.8%) and better than the first (-7.2%). Services revenues remain stable, particularly in the Fixed area, partly due to the increase in ICT revenues (revenues from subscription charges, about +2.5%). This result was achieved in a scenario of continuing declines in the important area of Voice and Data fixed revenues, largely due to pricing dynamics typical of mature services. In the Mobile area, revenues continue to grow (+7.7%), aided by the continuing expansion of the customer base and the growth of VAS (about +21%), especially Interactive VAS (about +19%).

•

National Wholesale: the increase in revenues (+66 million euros or +4.5%) is generated by the growth of the customer base of the OLOs (Other Licensed Operators) for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

International Wholesale Revenues

In the first nine months of 2010, International Wholesale (the Telecom Italia Sparkle group) reported revenues of 1,207 million euros, down 91 million euros compared to the same period of 2009 (-7.0%), mainly on account of price reductions for voice service (-87 million euros) with group companies and third parties.

***

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	9 months to 9/30/2010			9 months to 9/30/2009			Change %

Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)
Consumer	7,360	3,523	3,999	8,307	3,776	4,755	(11.4)	(6.7)	(15.9)
Business	2,640	1,747	928	2,806	1,861	989	(5.9)	(6.1)	(6.2)
Top	2,537	1,948	660	2,684	2,140	613	(5.5)	(9.0)	7.7
National Wholesale	1,546	2,181	183	1,480	2,028	119	4.5	7.5	53.8
Other (support structures)	168	148	52	139	141	20	n.s.	n.s.	n.s.
Total Core Domestic	14,251	9,547	5,822	15,416	9,946	6,496	(7.6)	(4.0)	(10.4)
International Wholesale	1,207	1,207		1,298	1,298		(7.0)	(7.0)
Eliminations	(426)	(238)		(480)	(280)		n.s.	n.s.
Total Domestic	15,032	10,516	5,822	16,234	10,964	6,496	(7.4)	(4.1)	(10.4)

 (*) The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed Telecommunications Revenues

In the first nine months of 2010, revenues of the fixed telecommunications area amount to 10,516 million euros, decreasing 448 million euros (-4.1%) compared to the corresponding period of the prior year. At the organic level, the change in revenues is a reduction of 461 million euros (-4.2%).

At September 30, 2010, the number of retail voice accesses is 15.6 million (-513,000 accesses compared to December 31, 2009); an improvement in the trend of line reductions was noted with reductions of -196,000 in the first quarter, -160,000 in the second and -157,000 in the third quarter (compared to -263,000 in the third quarter of 2009).

The wholesale customer portfolio grew and reached approximately 6.6 million accesses (+423,000 accesses against December 31, 2009).

The total broadband portfolio at September 30, 2010 is equal to approximately 9.0 million accesses (+292,000 accesses compared to December 31, 2009), of which wholesale accesses are over 1.8 million.

The following chart shows the trend of revenues in the major business areas:

Retail Voice

	9 months to 9/30/2010		9 months to 9/30/ 2009		Change
(millions of euros)	% of total		% of total		amount	%

Traffic	1,774	38.5	2,059	40.1	(285)	(13.8)
Accesses	2,463	53.4	2,641	51.4	(178)	(6.7)
VAS voice services	133	2.9	156	3.0	(23)	(14.7)
Voice products	243	5.2	284	5.5	(41)	(14.4)
Total Retail Voice	4,613	100.0	5,140	100.0	(527)	(10.3)

Retail Voice revenues, in all market segments, show an ongoing reduction in the customer base, which nevertheless display a continuing improvement thanks partly to the launch of the new customer plans “Voce senza limiti” in the Consumer segment; combined with these changes is a contraction in traffic volumes, due to the competitive environment in which the Group operates, and the fall in regulated fixed-mobile termination rates. In particular, the decrease in revenues from accesses in the retail area (-178 million euros) is compensated in part, in the domestic business, by the expansion of national Wholesale services (+73 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

	9 months to 9/30/2010		9 months to 9/30/2009		Change
(millions of euros)		% of total	% of total		amount	%

Total Internet	1,317	100.0	1,263	100.0	54	4.3
of which content/portal	90	6.8	100	7.9	(10)	(10.0)

Internet revenues total 1,317 million euros, increasing 54 million euros (+4.3%) compared to the same period of 2009, thanks to the growth of broadband, with the total domestic retail broadband access portfolio reaching 7.2 million accesses, an increase of 186,000 units compared to the end of 2009. Flat-rate packages now account for 86% (83% at year-end 2009) thanks in part to developing new plans aimed at the Consumer segment “Internet senza limiti” and “Tutto senza limiti”.

Business Data

	9 months to 9/30/2010		9 months to 9/30/2009		Change
(millions of euros)		% of total	% of total		amount	%

Leased lines	124	10.8	140	11.4	(16)	(11.4)
Data transmission	355	31.0	376	30.8	(21)	(5.6)
Data products	129	11.3	140	11.5	(11)	(7.9)
ICT	538	46.9	566	46.3	(28)	(4.9)
of which ICT services	363		371		(8)	(2.2)
of which ICT products	175		195		(20)	(10.3)
Total Business Data	1,146	100.0	1,222	100.0	(76)	(6.2)

Business Data revenues fell 76 million euros (-6.2%) compared to the same period of 2009. The change reflects the current negative economic picture and the contraction of prices for traditional leased lines and data transmission business. Specifically, the reduction of revenues in the ICT area is 28 million euros (-4.9%) owing to the slump in product sales (-20 million euros, in connection with the policy focusing on revenues with a higher margin) and also in the services area (-8 million euros).

Wholesale

	9 months to 9/30/2010		9 months to 9/30/2009		Change
(millions of euros)		% of total		% of total	amount	%

National Wholesale	2,269	72.4	2,124	69.5	144	6.8
International Wholesale (*)	867	27.6	933	30.5	(66)	(7.1)
Total Wholesale	3,136	100.0	3,057	100.0	79	2.6

(*) Includes sales to the third-party market and to domestic mobile telecommunications.

The customer portfolio of Telecom Italia’s Wholesale division reached 6.6 million accesses for voice services and over 1.8 million for broadband services in the first nine months of 2010.

On the whole, revenues from national Wholesale services show an increase of 144 million euros (+6.8%) compared to the same period of 2009. The change in Wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications Revenues

Mobile telecommunications revenues total 5,822 million euros in the first nine months of 2010, decreasing 674 million euros (-10.4%) compared to the first nine months of 2009: revenues from services posted a decline of 8.2% and product revenues a contraction of 49.9%.

At September 30, 2010, the number of Telecom Italia mobile lines is about 30.6 million, recording an increase of 88,000 lines compared to the second quarter of 2010.

The following chart summarizes the trend of the main types of revenues:

(million euros)
6,496
-439
-105
+39
-169
5,822
Handsets
339
VAS
1,497
Incoming Voice
1,152
Outgoing Voice
3,508
170
1,536
1,047
3,069
-505 (-8.2%)
Services Revenues
9 months to 9/30/2009
Δ Outgoing Voice
Δ Incoming Voice
Δ VAS
Δ Handets
9 months to 9/30/2010
-674 (-10.4%)

Outgoing Voice

Outgoing Voice revenues total 3,069 million euros, decreasing 439 million euros (-12.5%) compared to the same period of 2009. The sales policies begun in the fourth quarter of 2009, geared to bringing prices to more competitive levels, particularly encouraging traffic within the TIM customer community, has not yet produced a recovery of volumes such as to offset the reduction in prices.

Incoming Voice

Incoming Voice revenues amount to 1,047 million euros, decreasing 105 million euros (-9.1%) compared to the same period of 2009, principally due to the reduction in the termination prices on the mobile network.

Value-Added Services (VAS)

Value-added services (VAS) revenues amount to 1,536 million euros, increasing 2.6% compared to the same period of 2009. Such growth is primarily attributable to interactive VAS which increased 12.5%, thanks especially to the contribution made by Browsing revenues (+18.9%). The ratio of VAS revenues to revenues from services is about 27.2%.

Handset Sales

Handset Sales revenues are 170 million euros, decreasing 169 million euros (-49.9%) compared to the same period of 2009. The rationalization of the equipment portfolio continues with more focus on quality (higher percentage of hi-tech handsets and devices using mobile internet) and on the profit margins from these handsets and devices.

***

EBITDA

EBITDA of the Domestic Business Unit in the first nine months of 2010 amounts to 7,210 million euros, decreasing 493 million euros compared to the same period of 2009 (-6.4%). The EBITDA margin is 48.0%, up 0.6 percentage points over the same period of 2009. The contraction in revenues is partly compensated by selective control over commercial expenditures and rigorous fixed-cost cutting measures.

Organic EBITDA is 7,482 million euros (-279 million euros or -3.6% compared to the first nine months of 2009); the organic EBITDA margin is 49.8% (47.8% in the same period of 2009).

Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/ 2009	Change

HISTORICAL EBITDA	7,210	7,703	(493)
Exchange effect		2	(2)
Non-organic (income) expenses	272	56	216
Disputes and settlements	5	47	(42)
Mobility expenses under Law 223/91	240		240
Other	27	9	18
COMPARABLE EBITDA	7,482	7,761	(279)

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals 5,251 million euros, decreasing 818 million euros (-13.5%) compared to the same period of 2009. The contraction is mainly due to a reduction in the amounts to be paid to other operators owing to the effect of the development of the “Community TIM” rate plans and the reduction in the termination rates of voice calls on the network of other operators from fixed and mobile networks. Lower purchases of equipment for resale also contributed to the reduction, particularly the cost of handsets on account of the new mobile marketing policy. Commercial expenses for customer acquisition costs are also down thanks to the Group’s strategy of focusing on higher-value customers;

•

employee benefits expenses amount to 2,587 million euros, increasing 117 million euros compared to the same period of 2009. In particular, in the third quarter of 2010, a provision charge was set aside for 240 million euros in connection with the mobility procedure under Law 223/91, following the agreement signed with the labor unions on August 4, 2010. Excluding such amount, employee benefits expenses recorded a decrease of 123 million euros, mostly due to the contraction in the average headcount (-3,085 compared to the first nine months of 2009).

EBIT

EBIT is 4,038 million euros, decreasing 259 million euros (-6.0%) compared to the same period of 2009.  The EBIT margin is 26.9% (26.5% in the first nine months of 2009).  EBIT performance can be attributed, apart from the factors commented under EBITDA, mainly to lower depreciation and amortization charges of 183 million euros.

The organic change in EBIT is a negative 102 million euros (-2.3% compared to the same period of 2009); the organic EBIT margin is 28.5% (27.0% in the first nine months of 2009).  Details are as follows:

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/ 2009	Change

HISTORICAL EBIT	4,038	4,297	(259)
Exchange effect		1	(1)
Non-organic (income) expenses	253	95	158
Non-organic expenses already described under EBITDA	272	56	216
Gain on non-current assets and investments	(19)	-	(19)
Impairment of intangible assets	-	39	(39)
COMPARABLE EBIT	4,291	4,393	(102)

Specifically, the gain, net of the relative transaction costs, for a total of 19 million euros, is in connection with the completion of the transactions for the sale of the entire investment holding (equal to 70%) in Elettra, realized through the sale of one of the ships and the subsequent disposal of the investment by the International Wholesale business unit.

Capital expenditures

Capital expenditures total 2,153 million euros, decreasing 258 million euros compared to the same period of 2009. The change is largely due to lower capital expenditures on Network and Service Platforms.

The percentage of capital expenditures to revenues is 14.3% (14.9% in the first nine months of 2009).

Headcount

Headcount is 58,317, with a reduction of 1,050 compared to December 31, 2009; the figure includes 8 people with temp work contracts (5 at December 31, 2009).

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Commercial developments

TOP Private Sector Customers

•

UBI Banca: a five-year contract has been signed with the customer UBI for Outsourcing Printing Services. The contract includes the installation at the more than 2,100 branches of the UBI Group and at the management headquarters of 5,700 new generation photocopying machines, the management and monitoring of the printing service, the maintenance of the installed machines including consumable materials and the governance of the entire service (including the operations table/help desk), using a “pay per click” approach, up to a maximum of 450 million copies per year.

•

Ferrovie dello Stato (Italian State Railways): renewal of the outsourcing contract for the data network infrastructure managed by TSF (Tele Sistemi Ferroviari) for the State Railways. The total annual fee by contract is 6 million euros. The contract provides for data transmission services and for value-added services aimed at ensuring the quality of the service; it includes the supply of network equipment in locations to be established by TSF. The contract includes 1,300 hyperway MPLS accesses of various types (from ADSL, Bit Plus to Ethernity) and the same number of ISDN connections, configured in a closed group for the backup service.

•

Leading oil company: a contract has been signed for a solution which includes a Cloud Computing platform provided from the Telecom Italia Data Centers using shared hardware and software resources. This platform makes computing capacity available, dynamically, to host the applications, thanks to the new IaaS (Infrastructure as a Service) offering (Advanced Hosting) which is the basis of new generation data center services. The solution presents significant benefits compared to the more traditional products, above all in terms of flexibility and reduced delivery times. The contracted infrastructure also includes integrated network services for both the front-end and the back-end, a hyperway technology data network of 26 connections and personalized technical support services, for a total economic value over five years of 3.2 million euros.

•

Banca CARIGE: in July, the three and a half year renewal contract was signed for the provision of the Group’s telecommunications and ICT services to this customer. The contract covers the management of the banks’ branch network, the supply of extensions to the network, the supply of fixed line voice services, the related fixed line traffic and the supply and operation of certain ICT services such as outsourcing of data network services, Totem Multimedia. The Alice IPPBX Corporate service is running on the data network enabling that network to carry the group’s voice traffic. The total value of the contract over its duration (from the second half of 2010 to the end of 2013) including voice traffic, is about 20 million euros.

•

Cisalpina: in July, Telecom Italia was chosen by Cisalpina, the leader in the travel and tourism sector, to upgrade the communications network which connect its points of sale and manage the integration of the points of sale of the Blu Vacanze network. This is an advanced data and voice network using MPLS technology with backup and security services and managed by outsourcing, which calls for 780 accesses, some of which are optical fiber accesses. The contract is worth 4 million euros over three years.

•

Assicurazioni Generali: after winning the bid opened in March, in September, a contract was signed with General Business Solutions (a services company in the Generali Group) for the “Re-engineering of the Generali Data Center” at Mogliano Veneto. The contract calls for the Facility Management Outsourcing of the customer’s Mainframe and the housing of the ”Open” machines with the creation of a campus geographically located between the client’s site at Mogliano Veneto and the Telecom Italia Data Center at Padua. The computer “production” of the Generali group will be based on the machines allocated between both sites functioning in parallel, with connectivity between them using broadband optical fiber data lines. The computer and network architecture, as designed, displays highly innovative and functional characteristics and exploits the potential of the Telecom Italia Data Center, which constitutes one of the basic elements in the proposition of Telecom Italia’s Cloud Computing offering (the “Nuvola Italiana”). The contract is for a period of 10 years for a total value of 188 million euros.

TOP Public Sector Customers

•

PostaCertificat@: on April 26, 2010, the PostaCertificat@ service was launched, literally “certified electronic communication between the Public Administration and the citizen” (CEC-PAC). The contract was finalized in January 2010. The service was awarded in the form of a concession to Poste Italiane, Postecom and Telecom Italia in a Temporary Association of Companies by means of a bidding process held at the end of 2009 by the Department of Technological Innovation of the Ministry for Public Administration and Innovation. The CEC-PAC service features the provision of certified electronic mail addresses and accessory services which the citizen may request on a voluntary basis, which are enabled exclusively for communication services within the Public Administration/citizen circuit. The service includes a package, free of charge, of the basic services necessary to ensure the creation of a direct communication channel between the citizen and the Public Administration and a collection of accessory services (chargeable) which the citizen can choose to activate or not. The concession has a duration of four years and can be extended for a further four years.

•

Consortium GARR: in June 2010, Telecom Italia was awarded the contract for the supply of about 600 km of fiber for 6 years and of about 10 Lambda/SDH access circuits in the context of the appendix to the bidding process opened by GARR following the two bidding processes opened at the end of 2009 for the supply of dark fiber and of circuits for the GARR-X project. The consortium GARR is the originator and operator of the national e-network of academic institutes and research centers; GARR comprises all the entities which make up the Italian academic and research community. The GARR-X project is a project for a new-generation optical fiber network dedicated to the Italian academic and research community. Optical fiber will progressively replace the entire infrastructure of the GARR network reaching the final user and allowing value-added services and very high bandwidth performance. Technological innovation and direct control of the infrastructure (fiber acquisition) will make it possible to build an extremely flexible network system whose architecture can be tailored to the requirements of users. At the conclusion of the bidding process, therefore, Telecom Italia has won the supply for six years, of almost the entirety of the fiber lots, for a total of more than 6,000 km of fiber, and the related optical equipment housing service at its own exchanges.

•

Consip Mobile 4 for ACEA: at the end of June, ACEA signed the CONSIP MOBILE 4 convention which provides for the migration from Vodafone to Telecom Italia of about 4,200 users. The first 120 migrated by July 31, 2010 and are part of the ACEA Top Management lot; the remainder by September 30, 2010. This major contract with one of the most important customers in Italy in terms both of number of users and of public image opens the possibility for Telecom Italia to realize further interesting sales opportunities for VAS.

•

Telecom Italia wins the prize for the MyDoctor@home solution: on May 28, 2010, Telecom Italia, with its MyDoctor@Home solution was one of the three winners of the first edition of the “Prize for innovation in IMCT” organized by Confindustria for successful IT, TLC and Media projects. The prize enabled the Telecom Italia solution to be entered in the “Prize of Prizes” competition which was awarded on the occasion of the National Day for Innovation organized for June 8, 2010 by the Office of the President of the Republic and which concluded with the award ceremony at the Quirinale Palace by President Giorgio Napolitano. MyDoctor@Home is an integrated multichannel solution for tele-medicine and tele-monitoring of clinical parameters for the three main pathologies, cardiac, diabetic and respiratory diseases. It enables three new operational models for digital healthcare (autonomous homecare, homecare with a tutor and out-patient care) allowing patients/citizens to be monitored at a distance for their health problems in a wide variety of circumstances (in home care, in home hospitalization, for impromptu measures, for screening campaigns and in emergency situations). If applied on a broad scale, the solution allows substantial savings to be generated for the National Health Service and benefits to be achieved in the quality of life of citizens, primarily for elderly and chronic patients.

•

Smart Inclusion in Genoa: on September 25 the “Smart Inclusion” project was inaugurated at the Hematology and Pediatric Oncology Units of the Gaslini Institute in Genoa. The project has been realized thanks to support from the Ministry for Public Administration and Innovation, to the technological and financial support of Telecom Italia, to scientific and project supervision by ISOF Bologna (the Institute for Organic Synthesis and Photo-reactivity of CNR, the National Council for Research) - and to the contribution from the Carige Foundation of Cassa di Risparmio di Genoa. The initiative will enable the young patients to participate in social activities by connecting with school and home and will enable the doctors to optimize the management of clinical data. The project is part of a process which the Gaslini Institute started some time ago to attain the complete digitalization of all its activities, from the administrative to the medical, in order to make access to information easier and quicker while at the same time reducing costs. The contract will have a value of 720 thousand euros over the duration of 24 months.

BUSINESS

•

In January 2010, the TIM Valore offering was launched; this is a rechargeable plan dedicated to customers with a VAT account. TIM Valore combines the advantages of a rechargeable card with the advantages of a subscription service: it provides a basket of credit for each type of contract which can be personalized and recharged according to the consumption characteristics of each user; it does not carry a service activation charge; it allows post payment of the credit recharges in the bill and provides a two-monthly account of the recharges made. In the first half of 2010, diversified rate plans have been introduced to satisfy the requirements of the various types of business customers: TIM Valore 12 is the plan based on consumption; TIM Valore Flex gives a high degree of flexibility thanks to a rationale of minutes of traffic included; TIM Valore Unlimited was devised for customers which want to combine the simplicity of a rechargeable service with the freedom of an “All Inclusive” formula (voice, SMS, internet and customer support).

•

In March, the converging offering “TraNoi” (Business market) was launched: it is an integrated Fixed and Mobile offering which for a monthly subscription of 5 euros allows an unlimited number of calls from mobile to all the numbers in the Mobile contract and to all Telecom Italia Business fixed line numbers of the same customer at no cost (no charge per minute and no call set-up charge). The main advantages of the “TraNoi” option are convenience, transparency (no call-set-up charge) and simplicity (it can be activated on all plans available to the customer).

•

On June 22, 2010, Telecom Italia launched the PEC-Confartigianato initiative, aimed at the 700 thousand businesses associated with Confartigianato which enables them to activate and use free of charge until December 31, 2011 Telecom Italia’s Impresa Semplice “Certific@”, the innovative certified e-mail service which guarantees the legal validity of communications by e-mail. The agreement gives a further impulse to the digitalization of businesses, making possible a major simplification of their operating processes. The Certific@ service will be available immediately to all associates by means of a simple activation procedure and will facilitate relations between businesses and institutions. The agreement also provides for associates to equip themselves on very favorable terms with the IT equipment and services included in the PC Tuttocompreso offering of Impresa Semplice.

•

In July Telecom Italia’s Soluzioni Associative product for professionals in the hospitality business was enriched by a new offering. In fact, Federalberghi has chosen Telecom Italia’s Impresa Semplice as partner to offer, on particularly attractive terms, to all operators in the hotel business both innovative fixed and mobile telephony solutions and specific vertical ICT applications for the development of their activities.

•

The PC Tutto compreso offering has been completed and full-scale marketing was launched in July. It is a solution which offers a latest generation personal computer from a primary manufacture with service and support included. The services are designed to support a business’s operations and continuity:  Microsoft Office Small Business 2007 the personal productivity software, McAfee Internet Security 2010 with the ant-virus software, Certific@ for the certified e-mail service of Impresa Semplice, Archivi@ 50GB for the data storage system to conserve important documents in a Telecom Italia secure environment, free for 3 years, Business Posta for the professional e-mail service and e-fax service, free for 3 years, and finally the Assistenza Premium service for the resolution of all software problems.

•

Ospit@ Virtuale - Cloud Computing for SME’s: in September 2010 Telecom launched the Italian ‘cloud computing’ solution offering a service of virtual hardware and software to SME’s. This makes it possible for the SME to utilize infrastructure and software located in Telecom Italia’s data centers, operated remotely through the internet, available when needed with performance which can be scaled to the needs of the business. In this way the SME can avoid costs and optimize IT expenditure by paying for the service only on the basis of usage. Virtual Ospit@ includes an infrastructure and a series of virtual IT platforms based on Microsoft and Linux technologies, and a vast range of software applications which can be virtualized by Telecom Italia’s partners for the development of complex IT solutions (CRM, ERP etc). Remote storage facilities are available as well as virtual desktops and collaboration solutions.

CONSUMER

•

The portfolio of consumer mobile plans has been renewed with the launch of new plans, the most important of which are:  TIM TUTTO COMPRESO RICARICABILE to attract competitors’ customers who are looking for benefits on all numbers because they do not yet have a consolidated “TIM community”, TIM x Tutti Italy to complete the TIMx range aimed at customers who call fixed lines. In order to develop the community of TIM customers, in the third quarter the push was intensified on the penetration of TIMx and prepaid ‘Tutto compreso’ options using promotional formulas which discount the activation charge and/or the weekly charge:  for new customers and for existing TIM customers the TIMxTutti Italy Estate promotion (July and August) was launched featuring free activation and a weekly charge of 3 euros instead of 4 euros for the whole of 2010; for new customers only the prepaid Tutto Compreso promotion (July to September) was proposed at a weekly charge of 2 euros (instead of 4 euros) for the whole of 2010 as well as the promotion (also in the period July to September) of prepaid Tutto Compreso SMS at a 1 euro weekly charge (instead of 2 euros) for the whole of 2010. In addition, activation of both services entitled a customer to choose a free smartphone (subject to signing a 24 month contract). Also for new SMS customers, the TIMxTutti Messaggi promotion was launched (July to September) with 6 months of free text messages to all TIM numbers and an activation charge of 9 euros.

•

The Raddoppio della Ricarica promotion to increase the push on customer acquisition continues. This  offer gives a “double the recharge” credit for 12 months on mobile number portability acquisitions and for 3 months on new acquisitions (limit of 50 euros per month); in September only on number portability.

•

The entire TuttoCompreso range for subscribers and prepaid customers has been renewed with new, even more competitive price reductions adding a wide choice of Smartphones.

•

The TIMTiRicarica option has also been added for prepaid customers; this recharges the phone on all calls from mobile telephones of other mobile operators and from fixed lines.

•

As in past summers, in June TIM launched the Carta Vacanza card which gives a credit for all national calls in the form of immediate bonuses without time limit for utilization, of 5 euros, up to a maximum of 3,000 euros in the 30 day validity of the card. The activation charge of only 5 euros and the repeatability of the offer until August 31 made this a winning offer compared to the seasonal promotions of competitors, much appreciated by TIM customers. For customers who send a lot of SMS the Carta Vacanza offered more than 1,000 SMS to anyone at a cost of 6 euros for 30 days.

•

In order to close a competitive gap and to increase the satisfaction of new TIM customers, the new SMS Trasparenza service was launched. This service provides the prepaid customer with information at the end of each call about the cost of the call and the amount of the residual credit.

•

The portfolio for mobile broadband (big screen surfing) has been simplified with the launch of 2 levels of traffic plans: 40 hours per month and 100 hours per month. These levels are applied across all forms of plans. Prepaid plans for traffic only INTERNET 40 (9 euros per month) and INTERNET 100 (19 euros per month) with promotions (50% discount for the first 6 months) in the case of a purchase combined with an internet key. From September, the first six months discount is available also on INTERNET 40. These plans have been added alongside the integrated plans, unique on the market, INTERNET PACK 40 (99 euro) and 100 (159 euro) which give customers 12 months of surfing plus an internet key.  From September, the “win a Ducati with TIM“ competition applies to these offerings with 3 Ducati motorbikes as prizes open to customers who activate an INTERNET PACK 40 or an INTERNET PACK 100 by November 14, 2010. Installment payment plans continue with PIANO INTERNET 40 (9 euros per month for 24 months) and 100 hours (19 euros per month for 24 months) with internet key included. On all the prepaid plans with internet key (INTERNET PACK, INTERNET 100 with internet key) the government incentive of 50 euros is applicable. Additionally, in confirmation of Telecom Italia’s leadership in innovation, a 14.4 MB per second navigation service has been launched with an aggressive pricing for the internet key (89 euros) and the same price as the 7.2 MB per second service for traffic.

•

The portfolio for mobile broadband (small screen surfing) has been rationalized with the launch of a unique reference plan for TIM x SMARTPHONE prepaids (2 euros per week which includes 250 MB for internet surfing, mail, Instant Messaging, etc). For postpaid customers, with the same logic, the offering is on a monthly basis (8 euros per month for 1GB of internet navigation, mail, Instant Messaging etc).

•

From June the SMARTPHONE PACK was launched, a plan of integrated smart phone and traffic (6 months) at 199 euros all inclusive.

•

In consumer fixed-line services, in the first quarter of 2010, the revision of the portfolio of single-price plans was completed with the launch of INTERNET SENZA LIMITI on traditional lines (“all–no limit”, “internet–no limit” and “voice–no limit”). Further, in the second and third quarters of 2010, the internet plans have been upgraded with the addition of the installment sale of a PC netbook to facilitate the digital education of Italian families, in line, too, with government initiatives (contributions for broadband) and, in particular, with the September 2010 “back to school” season.

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Principal changes in the regulatory framework

Retail fixed-line markets

Local, national and fixed-to-mobile retail traffic

With Decision 284/10/CONS dated July 1, 2010, AGCom concluded the public consultation on the analysis of markets for local, national and fixed-to-mobile telephony services and, judging the retail traffic markets to be sufficiently competitive, provided for the revocation of the regulatory obligations imposed on Telecom Italia in the last cycle of market analysis. In particular, the obligations were removed for ex ante price testing, advance notification of plans, the disallowance of bundled services and the restrictions on the fixing of fixed-to-mobile prices. The regulator has however established a transition period of six months from the publication of the definitive regulations during which the obligations will remain:

a)

for the advance notification of offerings for the purposes of price testing, relative only to rate plans and excluding offerings developed under procedures for the selection of suppliers subject to public review;

b)

against unjustified discrimination of final customers;

c)

against unjustified bundling of services offered.

AGCom also provided that Telecom Italia can be subjected to ex post checks of plans.

Price testing

On October 12, AGCom published Decision 499/10/CONS which established the new regulations for the verification of Telecom Italia’s retail offerings through price testing.

The main elements contained in the Decision are set out below:

•

introduction of a single test of replicability valid for all offering contexts (both traditional and innovative) and reference to the most efficient network technology available to OLOs for the purposes of replicating Telecom Italia’s offering (ULL, WLR, bitstream, etc);

•

tests of bundled offerings to be made considering all the savings obtainable relative to the stand-alone offerings with the possibility of making reference to configurations of long range incremental cost;

•

ad hoc tests of offerings under bid tenders by reference to the costs of the most efficient production configuration that the competitors could utilize in the specific context of the bid and considering marginal costs or costs which are avoidable in the short run.

Wholesale Line Rental Services

Concerning Wholesale Line Rental (WLR) services offered only in areas where unbundled access services are absent, with Decision 121/10/CONS, AGCom launched a public consultation on the price of the service for the period May 1, 2010 to December 31, 2012, calculated using the Network Cap mechanism defined on the basis of a BU-LRIC (Bottom Up Long Run Incremental Cost) model instead of the previous “retail-minus” regime. The measure is expected to be concluded definitively by the end of October, with the measure effective retroactively from May 1, 2010. Further, AGCom with Decision 54/10/CIR dated July 22, 2010 has fixed the price for the other services which are accessory to the WLR service for the period January 1, 2010 to April 30, 2010, restoring them to the same level as that of the 2009 WLR Reference Offer.

Wholesale fixed markets

Wholesale access services

On April 27, 2010, with Decision 121/10/CONS, AGCom launched a public consultation concerning the definition of a cost model for the determination of prices for wholesale access to Telecom Italia’s fixed network (unbundling, bitstream and WLR) and the calculation of the WACC, both applicable for the period May 1, 2010 to December 31, 2012. The values proposed were developed based on the new BULRIC model and relate to both unbundled copper network access and broadband access (bitstream) services.

In particular, for the unbundling charge, AGCom has proposed the following: 8.70 euros per month for the period from May 1, 2010, 9.14 euros per month for the period from January 1, 2011 and 9.48 euros per month from January 1, 2012. These changes are conditional on the prior verification by AGCom of the satisfaction of two conditions: a) improvement in the quality of Telecom Italia’s copper network through higher investment in the maintenance of that network and a reduction in the response time for the service and for repairs and b) modernization of the access network in terms of new generation networks (NGN). With regard to the WACC to be applied to Telecom Italia wholesale access services, a rate of 9.36% has been proposed. The definitive disposition, reflecting also the comments received from the European Commission on October 21, 2010, is expected by the end of November.

With Decision 53/10/CIR dated July 22, 2010, AGCom has fixed the prices for the period January 1, 2010 to April 30, 2010 for the services which are accessory to the unbundled access services and for the 2010 co-location offering, confirming the respective pricing in force for 2009 (see Decision 14/09/CIR).

Wholesale origination, termination and call transit

At the end of the cycle of market analysis, with Decision 179/10/CONS dated April 28, 2010, AGCom issued and published the final regulations for wholesale call origination and termination services and, with Decision 180/10/CONS also dated April 28, 2010 the final regulations for wholesale transit services. Both the resolutions innovate and discipline the regulations and economic conditions affecting these services.

With regard to the origination and termination markets, AGCom has ordered the introduction of a BU-LRIC model for the determination of termination pricing for the year 2012 and has fixed the new rates for the years 2010 and 2011 on the basis of cost accounting data. The pricing for wholesale origination services has been set at the same level as that for wholesale termination services. AGCom has also confirmed its intention to impose rates for symmetric termination. With Decision 179/10/CONS, it has in fact fixed the symmetry but only at the SGT level, however in view also of the indications from the European Commission, AGCom will initiate a procedure to attain complete symmetry between Telecom Italia and OLOs, including the opening of an appropriate technical discussion table for the introduction of IP solutions for network interconnection by 2012.

For the call transit market, the Authority has introduced the deregulation of the national component of the market under review whereas for the local component AGCom has ordered the introduction of a BU-LRIC model for the determination of prices for 2012 and has set the new rate for 2010 and 2011 calculated, also in this case, on the basis of regulatory cost accounting.

On July 22, 2010, with Decision 55/10/CIR, AGCom approved Telecom Italia’s Reference Offering for origination, termination and call transit for the year 2010.

Next generation networks

On October 19, 2010 with Decision 498/10/CONS, AGCom launched the procedure concerning the regulation of access to new generation networks. The procedure lasts 120 days from the date of publication of the Decision in the Gazzetta Ufficiale (October 25, 2010).

The decision to launch the procedure arises from the dispositions in paragraph 7 of article 73 of Decision 731/09/CONS which states that “after the approval of the European Commission’s Recommendation on NGA networks, [….], the Authority will review the terms for NG access services included in this regulation”.

Wholesale mobile market

Termination on the mobile network

On October 19, 2010, with the issue of Decision 509/10/CONS, AGCom initiated the public consultation for the definition of the cost model for voice termination services on the mobile network, in accordance with article 14 of Decision 667/08/CONS.

The national consultation will last 30 days from October 26, 2010, the date of publication of the Decision in the Gazzetta Ufficiale.

Following the indications provided by the European Commission in its Recommendation on the regulation of fixed-line and mobile network termination charges in the European Union (2009/396/EC) dated May 7, 2009, AGCom proposes the adoption of a bottom-up cost model based on long run incremental costs (BU-LRIC) of an efficient operator. The model will therefore establish a unique value for termination applicable for all mobile operators.

Mobile messaging and data services

On August 19, 2010, Decision 326/10/CONS was issued concerning “measures for the protection of users of mobile and personal communications services”. The Decision, which dispositions must be implemented by December 31, 2010, provides for free switching of tariff profiles to pass to a plan with an SMS maximum price in line with the UE price, charges by the second, introduction of threshold warnings on reaching set cost thresholds and introduction of limits to the costs incurred by a customer beyond which navigation can continue only with the explicit consent of the customer.

Change of fixed line operator

AGCom has made operational from April 1, 2010 the use of a secret code for the activation and migration of both consumer and business customers. Further, the work of the Operators’ Technical Table (as per Decision 41/09/CIR) has been concluded, defining the technical procedures for the realization of the first portability and the subsequent portability of the geographic fixed network number; on June 10, 2010, with Decision 35/10/CIR the definitive order was published containing the procedure for the portability of the geographic fixed network number.

AGCom fee

In December 2009 AGCom published Decision 722/09/CONS relating to the annual fee owed to the Italian Communications Authority for the year 2010 (1.5‰ of 2008 communications sector revenues, to be paid by April 30, 2010). Telecom Italia has paid an amount of 20,362,264.08 euros.

International roaming

The recently issued legislation (Regulation EC 717/2007 and Review of 2009 Regulation EC 544/09) established cap values effective from August 30, 2009, July 1, 2010 and July 1, 2011 for Wholesale telephony pricing, for retail outgoing calls pricing, for retail call termination pricing and for SMS and Data.

Prices from July 1, 2010 for wholesale telephony have been set at 0.22 euros per minute (exclusive of VAT), for retail outgoing calls at 0.39 euros per minute (exclusive of VAT) and for retail incoming calls at 0.15 euros per minute (exclusive of VAT).

The new text of the Regulation also provides for a maximum retail value for SMS, the so-called “Euro SMS tariff” of 0.11 euros per SMS (exclusive of VAT) from July 1, 2009. The new text also provides for a price at the wholesale level, from the same date of 0.04 euros (exclusive of VAT) per SMS.

For data traffic, from July 1, 2010, the cut-off limit mechanism will be applied to all customers except those who have opted for a specific threshold or have declined the cut-off limit service. For business customers, Telecom Italia will apply a default threshold of 200 euros of cost (unless otherwise fixed by the customer), established on the basis of the average level of costs incurred by customers in this segment. At the wholesale level, the new Regulation provides for the introduction from July 1, 2010 of a price based on kilobytes of 0.80 euros per Mb.

Brazil

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, following the acquisition of Intelig Telecomunicações at the end of 2009, fiber-optic data transmission services are offered using full IP technology such as DWDM and MPLS.

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The structure of the Business Unit

The Tim Brasil group is organized as follows:

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  Main operating and financial data

Key results of the Brazil Business Unit for the third quarter and first nine months of 2010 compared to the corresponding periods of 2009 are presented in the following table:

	(millions of euros)				(millions of Brazilian reais)				(millions of Brazilian reais)
	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
					(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)

Revenues	1,623	1,233	4,498	3,429	3,677	3,309	10,532	9,728	11.1	8.3	3.5
EBITDA	458	322	1,281	849	1,038	869	2,999	2,410	19.4	24.4	18.4
EBITDA margin	28.2	26.3	28.5	24.8	28.2	26.3	28.5	24.8		3.7pp	3.6 pp
EBIT	167	48	332	85	385	135	778	242	°	°	°
EBIT margin	10.5	4.1	7.4	2.5	10.5	4.1	7.4	2.5		4.9pp	4.7 pp
Capital expenditures	234	251	741	539	526	687	1,736	1,530	(23.4)	13.5
Headcount at period-end (number)			9,445	(*) 9,783			9,445	(*) 9,783		(3.5)

       (*)Headcount at December 31, 2009

Revenues

Revenues total 10,532 million Brazilian reais, increasing 804 million Brazilian reais compared the first nine months of 2009 (+8.3%). Revenues in the first nine months of 2009, restated to take into account the change in the scope of consolidation owing to the entry of the Brazilian fixed network operator Intelig Telecomunicações Ltda, total 10,178 million Brazilian reais.  The organic growth of revenues is +3.5%.

Service revenues in the first nine months of 2010 are 9,945 million Brazilian reais, up 8,939 million Brazilian reais compared to the same period of the prior year (+11.3%; the organic growth is 5.9%).  Product revenues fell from 789 million Brazilian reais in the first nine months of 2009 to 587 million Brazilian reais in the first nine months of 2010 (-25.6%) prompted by the development of packages that place more emphasis on the service and less on the subsidy of the handset (sim only sales).

The monthly ARPU, or average revenue per user, is 24.1 Brazilian reais at September 2010 compared to 26.7 Brazilian reais at September 2009.

Total lines at September 30, 2010 are 46.9 million, growing 18.5% compared to September 30, 2009, corresponding to a 24.5% market share of lines.

EBITDA

EBITDA is 2,999 million Brazilian reais, increasing 589 million Brazilian reais in the first nine months of 2009 (+24.4%). The EBITDA margin is 28.5%, up 3.7 percentage points over the first nine months of 2009. This result was achieved thanks to the growth of revenues, the expansion of “on net” traffic, which made it possible to improve the EBITDA margin, and steady efficiency gains in costs generally unrelated directly to business development. The organic change in EBITDA compared to the first nine months of 2009 is +465 million Brazilian reais; the organic EBITDA margin is 28.5% (24.9% in the first nine months of 2009).

(millions of Brazilian reais)	9 months to 9/30/2010	9 months to 9/30/2009	Change

HISTORICAL EBITDA	2,999	2,410	589
Change in the scope of consolidation	-	36	(36)
Costs for services associated with the settlement of a dispute	-	64	(64)
Other expenses	-	24	(24)
COMPARABLE EBITDA	2,999	2,534	465

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	9 months to 9/30/2010	9 months to 9/30/2009	9 months to 9/30/2010	9 months to 9/30/2009	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	2,543	2,051	5,955	5,818	137
Employee benefits expenses	211	149	494	423	71
Other operating expenses	430	348	1,007	987	20

•

acquisition of goods and services totals 5,955 million Brazilian reais (5,818 million Brazilian reais in the first nine months of 2009). The increase compared to the same period of the prior year (+137 million Brazilian reais) is largely the result of the increase of 174 million Brazilian reais in rent and lease costs (811 million Brazilian reais in the first nine months of 2010), of 128 million Brazilian reais in commissions, sales commission, other sales costs and advertising and promotion costs (for a total of 1,643 million Brazilian reais in the first nine months of 2010) and of 12 million Brazilian reais in the portion of revenues to be paid to other TLC operators (1,969 million Brazilian reais in the first nine months of 2010); the increase is partly offset by the decrease of 217 million Brazilian reais in purchases of raw materials, auxiliaries, consumables and merchandise;

•

employee benefits expenses amount to 494 million Brazilian reais, increasing 71 million Brazilian reais compared to the first nine months of 2009 (+16.8%), due to the effect of the change in the composition and the per unit cost of the workforce. The average headcount fell from 9,091 in the first nine months of 2009 to 8,668 in the first nine months of 2010. The percentage of employee benefits expenses to revenues is 4.7%, increasing 0.4 percentage points compared to the first nine months of 2009. On a comparable consolidation basis, employees benefits expenses would be 22 million Brazilian reais higher compared to the first nine months of 2009;

•

other operating expenses amount to 1,007 million Brazilian reais, increasing 2.0% compared to the first nine months of 2009 (987 million Brazilian reais).  Such expenses consist of the following:

(millions of Brazilian reais)	9 months to 9/30/2010	9 months to 9/30/2009	Change

Writedowns and expenses in connection with credit management	252	340	(88)
Provision charges	35	50	(15)
Telecommunications operating fees and charges	675	539	136
Indirect duties and taxes	21	32	(11)
Sundry expenses	24	26	(2)
Total	1,007	987	20

EBIT

EBIT amounts to 778 million Brazilian reais, increasing 536 million Brazilian reais in the first nine months of 2009.  This increase is due to a higher contribution by EBITDA compared to the first nine months of 2009, in part offset by higher amortization and depreciation charges of 56 million Brazilian reais (2,212 million Brazilian reais in the first nine months of 2010 and 2,156 million Brazilian reais in the first nine months of 2009).

The organic change in EBIT is an increase of 503 million Brazilian reais compared to the first nine months of 2009; the organic EBIT margin is 7.4% (2.7% in the first nine months of 2009).  Details are as follows:

(millions of Brazilian reais)	9 months to 9/30/2010	9 months to 9/30/2009	Change

HISTORICAL EBIT	778	242	536
Change in the scope of consolidation	-	(55)	55
Non-organic expenses already described under EBITDA	-	88	(88)
COMPARABLE EBIT	778	275	503

Capital expenditures

Capital expenditures stand at 1,736 million Brazilian reais, increasing 206 million Brazilian reais compared to the first nine months of 2009, mainly on account of higher network capital expenditures (2G and 3G technologies) and IT platforms. The 2G (voice) capital expenditure program is directed towards improving the capacity, the coverage and the quality of the network, supporting the increase in traffic due to the expansion of “on net” plans. Capital expenditures for 3G coverage are also continuing in accordance with the regulatory plan and market developments.

Headcount

Headcount is 9,445 at September 30, 2010, a reduction of 338 people compared to December 31, 2009 (9,783 headcount).

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Commercial developments

In the third quarter, TIM has continued to develop promotions on its voice offerings and has launched new proposals in data services. In the Consumer segment, the company has intensified commercial activity on the “Infinity” and “Liberty” plans  noted for their “Sim only” sales (acquisition of customer without handset subsidy). These plans stimulated growth in local and long-distance calls based on a “community” comprising at the present about 47 million customers. For pre-paid plans, TIM has continued with promotions on the “infinity” plan offering unlimited local and long-distance “on-net” calls at a cost per call of 0.25 Brazilian reais.

For business/SME customers, the plans launched in the second quarter have been further expanded thanks also to the integration of mobile services with the Intelig offering. In particular, TIM has launched the “TIM Empresa Mundi” plan which gives unlimited “on-net” use (local and long-distance calls) and roaming without surcharge.

In data services, for Father’s Day in August, TIM launched a promotion to prepaid “Liberty” customers giving those who purchased a smartphone a 6 month bonus on internet surfing. The development of data services is a strategy which for TIM represents an opportunity to enter a market with ample space for volume and value growth. Sales of smartphones can be made using credit cards with payment in up to 12 monthly installments.

For the prepaid segment “Infinity Web” provides unlimited internet access at a fixed daily cost of 0.50 Brazilian reais. With this product TIM aims to encourage migration of internet café users to mobile internet with “anywhere anytime” access and a more competitive price.

Finally the new “TIM Web” offerings (internet access plans using a mobile modem) have introduced the concept of pricing based on time rather than on usage in megabytes, the traditional pricing method which is more difficult for the customer to check. For promotional purposes, the plans give free access between midnight and 8.00 am.

In fixed-line telephony, TIM is continuing with the “TIM Fixo Pre” offering, a voice service with no monthly fee or minimum recharge. The promotion “recarga bonificada” allows customers to earn a credit of 10 times the value of the recharge which can be used for “on net” local calls (to TIM fixed and mobile numbers). The company has also launched new promotions for fixed-line post-paid customers. All “TIM Fixo Pos” customers can choose three TIM mobile numbers for free calls until the end of the year.

For Intelig, the expansion of the range of mobile, fixed and data convergent offerings continues. The new publicity campaign with the message “Se liga” provides for a promotional rate of 0.23 Brazilian reais for national and international calls originating from a fixed line.

With regard to equipment, TIM is continuing with its strategy of reducing the subsidy and of promoting the use of services. This strategy is being applied to the entire product portfolio including that of the new IPhone 4.

Media

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The Business Unit

The Telecom Italia Media Group operates in the segments of business run by Telecom Italia Media S.p.A., MTV Group and Network Operator, in particular:

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Telecom Italia Media S.p.A.: activities conducted by the company relating to the television broadcasting stations La7 and La7D (the station launched at the end of March 2010) and those relating to the Digital Content of the Telecom Italia Group for the creation and production of content for the innovative platforms of Telecom Italia and the web;

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MTV Group: activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasting stations MTV and MTV+ (the station launched in May 2010), the 360-degree Playmaker production unit, the production of musical, multimedia and satellite channel platforms, in addition to MTV Mobile and multimedia (Web);

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Network Operator (TIMB): activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital transmission networks of the La7 and MTV channels and Digital Multiplex channels operated by the Group, in addition to offerings for accessory services and radio and television signal transmission platforms to companies of the Group and third parties.

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The structure of the Business Unit

The Business Unit is organized as follows:

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Main operating and financial data

In May 2009, it should be recalled, as part of the actions designed to regain profitability as set out in the Business Plan, Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Key results of the Media Business Unit for the third quarter and first nine months of 2010 compared to the corresponding periods of 2009 are presented in the following table:

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)

Revenues	50	48	177	162	4.2	9.3
EBITDA	1	-	10	(6)	°	°
EBITDA margin	2.0	-	5.6	(3.7)	2.0 pp	9.3 pp
EBIT	(14)	(15)	(35)	(62)	6.7	43.5
EBIT margin	(28.0)	(31.3)	(19.8)	(38.3)	3.3 pp	18.5 pp
Capital expenditures	16	16	37	40	-	(7.5)
Headcount at period-end (number)			829	(1) 757		9.5

 (*) Headcount at December 31, 2009.

The principal operating data of the company Telecom Media News up to April 30, 2009 are as follows:

(millions of euros)	1/1/2009 - 4/30/2009

Revenues	3
EBITDA	(2)
EBIT	(2)

Data for the third quarter and first nine months of 2010 compared to the corresponding periods of 2009, the latter restated by fully excluding the results of the company Telecom Media News, are presented in the following table and commented below:

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)

Revenues	50	48	177	159	4.2	11,3
EBITDA	1	-	10	(4)	°	°
EBITDA margin	2.0	-	5.6	(2.5)	2.0 pp	8.1 pp
EBIT	(14)	(15)	(35)	(49)	6.7	28.6
EBIT margin	(28.0)	(31.3)	(19.8)	(30.8)	3.3 pp	11 pp
Capital expenditures	16	16	37	40	-	(7.5)
Headcount at period-end (number)			829	(1)757		9.5

(*) Headcount at  December 31, 2009.

Revenues

Revenues amount to 177 million, increasing 18 million euros (+11.3%) compared to 159 million euros in the first nine months of 2009. In greater detail:

•

Telecom Italia Media S.p.A. revenues in the first nine months of 2010, before intragroup eliminations, amount to 76 million euros, decreasing 5 million euros (-6.3%) compared to the first nine months of 2009. Net advertising revenues increased to 65 million euros from 64 million euros in the first nine months of 2009 (+2.2%). Sales of Digital Content for Telecom Italia decreased (-3 million euros) because of lower prices in the new contract which began in April and Media Service revenues also fell following the discontinuance of services rendered to Dahlia TV (ended in the first half of the prior year) which had generated revenues for 4 million euros to June 2009;

•

MTV Group revenues amount to 66 million euros, before intragroup eliminations, decreasing 1 million euros, compared to the first nine months of 2009. This result was positively influenced by the increase of advertising on the One channel, the new MTV+ channel (+2 million euros) and satellite channels (+4 million euros). On the other hand, the first nine months recorded a decrease in Playmaker revenues which, net of intragroup revenues, posted a fall of 2 million euros, and a reduction in MTV Mobile revenues of 4 million euros and other revenues of 1 million euros;

•

Network Operator activity revenues, before intragroup eliminations, amount to 58 million euros, compared to 35 million euros in the first nine months of 2009 (+63.8%). This result is principally due to higher revenues from the rental of bandwidths to third parties.

Excellent results in terms of media share for La7 after the start of the new TG news program with Mentana: in September 2010, media share rose to 3.7% from 3.0% in the same month of 2009; in October 2010, media share was about one half point higher than the same month of 2009.

EBITDA

EBITDA is a positive 10 million euros; this is a reversal of the loss recorded in the first nine months of the prior year (-4 million euros) with a positive change of 14 million euros.

EBITDA of Telecom Italia Media S.p.A. is -32 million euros or 7 million euros higher compared to the first nine months of 2009 (-25 million euros). EBITDA performance reflects not only lower revenues but also higher operating costs to a large degree associated with a better program schedule for channel La7 compared to the first nine months of 2009, partly offset by a reduction of costs in other activities.

EBITDA of the MTV Group is 9 million euros, increasing 2 million euros compared to the first nine months of 2009 (7 million euros). The decrease in revenues previously described was more than compensated by the reduction in Playmaker activities, the decrease in costs associated with Mobile activities and the constant attention placed on operations which made it possible to improve the margin.

EBITDA relating to Network Operator activities for 32 million euros improved by 19 million euros compared to the first nine months of 2009 (13 million euros) and is attributable to the above-noted increase in revenues, offset only in part by higher operating costs.

EBIT

EBIT amounts to -35 million euros compared to -49 million euros in the first nine months of 2009, with an improvement of 14 million euros. The change is entirely due to the aforementioned improvement in EBITDA.

Capital expenditures

Capital expenditures amount to a total of 37 million euros (40 million euros in the first nine months of 2009). Such expenditures refer to Telecom Italia Media S.p.A. (27 million euros), the MTV group (4 million euros) and Telecom Italia Media Broadcasting (6 million euros), mostly for the acquisition of television rights extending beyond one year (26 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (6 million euros).

Headcount

Headcount is 829 at September 30, 2010, with an increase of 72 compared to December 31, 2009 and includes 80 people with temp work contracts (38 at December 31, 2009). The increase is basically due to temp work personnel.

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Corporate operations

Telecom Italia Media share capital increase

On April 8, 2010, the special session of the shareholders’ meeting met and passed the following resolutions:

(a) cancellation of the par value of ordinary and savings shares, effective April 19, 2010;

(b) reverse stock split of ordinary and savings shares in a ratio of 1 ordinary or savings share for every 10 ordinary or savings shares held, effective April 19, 2010;

(c) necessary amendments to the bylaws in order for the measures and the characteristics of the savings shares’ rights to remain unchanged following the resolutions in a) and b) above;

(d) share capital increase against payment of 240,000,000 euros through a rights offering of ordinary shares to the holders of Telecom Italia Media ordinary and savings shares – revoking the board’s previous power conferred by the shareholders’ meeting to increase share capital up to a maximum of 10 million euros.

With particular reference to this last point, the operation, begun on May 24, 2010,  ended on June 30, 2010 with full subscription to the 1,116,780,650 newly issued ordinary shares at the price of 0.2145 euros per share, including 0.1145 euros of paid-in capital, for a total of 239,549,449 euros, including 127,871,384 euros of paid-in capital.

The new share capital of Telecom Italia Media S.p.A., excluding paid-in capital, is 212,188,324.10 euros represented by 1,446,317,896 ordinary shares and 5,496,951 savings shares, without the par value. Following the transaction, the percentage holding in Telecom Italia Media’s capital held by the Telecom Italia Group rose from 67.96% to 77.42%.

The capital increase falls under the Business Plan 2010-2012 approved by the company’s board of directors on February 25, 2010 and is directed towards strengthening the equity structure to support Telecom Italia Media’s growth in the extremely dynamic market in which it operates.

In particular, proceeds from the subscription of the shares are entirely earmarked for repayment of part of the outstanding loan with Telecom Italia and with Telecom Italia Finance.

Dahlia operation

On August 24, 2010, Telecom Italia Media S.p.A. took part in the finalization of the agreement to strengthen the financial position of Dahlia TV, in which it holds a minority stake.

The amount of the Dahlia Group’s total capital increase approved and subscribed is 51.4 million euros. Telecom Italia Media invested 3 million euros as an ordinary investment and 14.4 million euros through the subscription of a hybrid financial instrument made up of preferred shares, convertible and redeemable with limited voting rights. Telecom Italia Media’s share of the capital increase was subscribed to by writing off a part of its receivable from Dahlia, after the with-recourse acquisition of the residual receivables of Telecom Italia and Telecom Italia Media Broadcasting due from Dahlia.

As part of the operation to strengthen its financial position, Dahlia TV has also obtained a credit line from Unicredit Corporate Banking for a maximum of 30 million euros.

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Principal changes in the regulatory framework

Romani Decree

It should be noted that Legislative Decree 44/2010 requires that the AGCom implementing regulations to which the primary legislation refers and the authorizations already granted, should be revised within 180 days of the passing of the law in order to reflect the changes made to the TURTV (Consolidated Law on Television).

In this connection, AGCom has completed the two public consultations (Decisions 258/10/CONS and 259/10/CONS) on the regulations for the supply of linear audiovisual media services on communications channels 2 cable, satellite or terrestrial and for the supply of on-request media services.

As a supplier of media services, supplier of associated interactive services and as an operator of a network, the Telecom Italia Media Group is subject to the regulations of the Consolidated Law.

In the context of the migration to digital terrestrial, the Telecom Media Group, already having analog TV concessions for La7 and MTV, organized itself to act as a broadcaster from a digital terrestrial platform and as an operator of a digital terrestrial network.

In fact, since May 2006, Telecom Italia Media Broadcasting has been the Group’s network operator and Telecom Italia Media and MTV Italia have operated as broadcasters.

In particular, on May 5, 2010, the Ministry for Economic Development – Communications granted to Telecom Italia Media S.p.A. and MTV Italia S.r.l. the status of national broadcasters for the transmission in digital terrestrial of the national channels La7 and MTV: Music Television (the former analog concessions). Telecom Italia Media also holds the general authorization to supply interactive services on a digital terrestrial platform.

National Plan for the Allotment of digital Frequencies

With the publication at the end of June of Decision 300/10/CONS regarding the National Plan for the Allotment of Digital Frequencies (PNAFD), the Authority has partially resolved a part of the uncertainty affecting the allotment of frequencies to the national operators.

The Authority has ratified the frequency allotments which are damaging for Telecom Italia Media but has not defined the procedures for the transition from the present situation to the PNAFD and has not identified the frequencies for the purposes of the competitive procedures for the allotment of the “digital dividend” frequencies.

Decision 300/10/CONS fixes the frequencies for 25 national networks: (i) 2 networks for the requirements of public service, the regionalized MUX and the MUX DVBH or DVBT2; (ii) 20 DVBT networks with approximate coverage of 80% of the territory; (iii) 3 DVBH networks of which 2 for the conversion of the existing networks (Mediaset and H3G) restricting the use of these two.

The Decision sets the internal digital dividend at 6 networks, 5 DVBT networks and 1 DBVH network, to be allotted through competitive “beauty contest” procedures, without indication of their values and establishes as external digital dividend, to be utilized from 2015 for telecommunication services compliant with the Community objectives, the channels 61 to 69 UHF, to be allotted through competitive auction procedures.

With regard to the provisions of Decision 181/09/CONS concerning the criteria for the digitalization of the television networks, the Decision on the PNAFD:

•

introduces the k-SFN technology for certain networks which would otherwise not achieve the 80% coverage;

•

legitimates the allotment of more frequencies to the public service MUX;

•

authorizes RAI to operate the DVBH frequency in DVBT2.

Telecom Italia Media contests the ratification of the PNAFD allotment plan containing the present frequency allocation which is damaging to its interests, the unlawful dispensations favoring RAI, the unlawful additional frequency allotments to RAI and also the non-equivalence of the k-SFN technology to the SFN technology. Accordingly, Telecom Italia Media has added additional grounds to its existing appeal against Decision 300/10/CONS concerning digital frequencies.

Regulation of channel numbering

The absence of regulation of digital terrestrial channel numbering created in the 2009 all-digital areas and particularly in the Latium and Campania regions, a situation of great uncertainty about remote control positions 7 and 8 for the Group’s broadcasters La7 and MTV.

In particular, conflict with other broadcasters has become a critical factor for reception of La7 and MTV.

In the Consolidated Law, a law was introduced which entrusts AGCom with the task of setting a numbering plan for terrestrial digital TV channels. On the basis of this plan, the Ministry, for each authorization, assigns each channel with its number. In the event of failure to respect the discipline imposed by the Authority or the conditions for use of the allocated number, the Ministry may punish the operator to the point of suspending the authorization and, in repeated cases, of rescinding the authorization.

With Decision 366/10/CONS dated July 15, 2010 (published in the Gazzetta Ufficiale on August 10, 2010) AGCom established the automatic channel numbering plan for digital terrestrial TV, allocating the first nine numbers on the remote control to the ex analogical channels with information obligations (the so-called generalist channels)  and consequently the number 7 to La7 and the number 8 to MTV: Music Television.

The definitive allocation both for the areas to be digitalized and for the areas already digitalized will be through a call for bids published by the Ministry of Economic Development – Communications Department.

Telecom Italia Media and MTV have submitted applications for La7 and MTV and for the new digital channels (La7D, MTV+, MTV HITS and MTV CLASSIC, the last two of which are not yet transmitting), for the corresponding channels in HD and in +1 and for the services associated with them (catch-up and on-demand). Telecom Italia Media has also applied for the electronic program guide and for access on digital terrestrial for Telecom Italia services such as access to Cubovision and web TV.

Allocation of numbers should be completed before the 2010 switch off.

Digitalization of TV networks and frequencies

In August 2009, with Decision 427/09/CONS, AGCom submitted for public consultation the procedure for the allotment of the rights of use of the digital dividend frequencies. The bidding procedure will be in two parts: a first part - Lot A – relating to three frequencies, restricted to new entrants and existing operators which no longer possess an analogical network and the second part – Lot B – relating to two frequencies, available to any bidder. This approach contains a number of critical points on which Telecom Italia Media has requested modification on the grounds of their not conforming to the current pertinent legislation, for example: (i) the grouping of Telecom Italia Media, since it has two analog concessions, with RAI and Mediaset, the only two analog operators which were notified as having a dominant market position, with the consequent exclusion from the allotment procedure for Lot A and (ii) the ban on trading of allotted frequencies and on change in control of assignee companies.

On July 22, 2010, the European Commission announced its acceptance of the commitments made by SKY Italia for admission to the digital dividend allotment procedure. SKY Italia has undertaken to bid for a single digital MUX and, if successful, to operate the acquired MUX only for free-to-air broadcasts.

With reference to SKY’s participation in the competitive procedure for the allotment of digital dividend frequencies, Telecom Italia Media has asserted that the admission of SKY to the procedure without any asymmetric ad hoc measures would create a further distortion of competition in the television market: on the one hand, Telecom Italia Media – not being a dominant player - would find itself unreasonably excluded from bidding for Lot A, being compelled to compete for the allotment of two networks in a “beauty contest” with RAI and Mediaset; on the other hand, SKY Italia, an operator with considerable market power, could, without any restraining conditions, participate in the frequency allotment procedure as a new entry operator since it does not have analog terrestrial networks.

At the present date, AGCom’s decisions on the allotment procedure for the digital dividend are still awaited.

Olivetti

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The Business Unit

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Thanks to its vast offering of cutting-edge hardware and software, its solution provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The offering comprises digital printing systems, notebooks and personal computers, ink-jet office products, specialized applications for the banking field and commerce, information systems for managing forecast games, electronic voting and e-government. It also operates with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Olivetti also manufactures products using silicon technology (ink-jet print heads and MEMS - Micro Electro-Mechanical Systems and industrial applications). Starting from the second half of 2009, activities were undertaken to expand and diversify the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

►

The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

►

  Main operating and financial data

Key results of the Olivetti Business Unit for the third quarter and first nine months of 2010 compared to the corresponding periods of 2009 are presented in the following table:

(millions of euros)	3rd Quarter 2010	3rd Quarter 2009	9 months to 9/30/2010	9 months to 9/30/2009	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)

Revenues	83	66	259	219	25.8	18.3
EBITDA	(8)	(6)	(24)	(18)	(33.3)	(33.3)
EBITDA margin	(9.6)	(9.1)	(9.3)	(8.2)	0.5 pp	1.1 pp
EBIT	(9)	(7)	(27)	(22)	(28.6)	(22.7)
EBIT margin	(10.8)	(10.6)	(10.4)	(10.0)	(0.2) pp	(0.4) pp
Capital expenditures	1	1	4	3	-	33.3
Headcount at period-end (number)			1,107	(*) 1,098		0.8

(*) Headcount at December 31, 2009.

Revenues

Revenues amount to 259 million euros in the first nine months of 2010, increasing 40 million euros compared to the first nine months of 2009.

The revenue increase is across all Commercial Channels, thanks also to the first positive effects of the renewal of the offering linked to the strategic repositioning of the company in the Information Technology market. Particularly important is the contribution to sales by the new product lines (Data Cards, Netbooks and Notebooks) in the Telecom Italia and Olivetti channels.

In Italy, higher sales were recorded in the indirect channel (dealers and distributors) particularly for professional office products, fiscal cash registers and new product lines (Netbooks and Notebooks) which more than compensated for the decline in sales of products using ink-jet technology (faxes, multifunctional printers and accessories). The direct channel (sales to large customers) grew compared to 2009 thanks to an order for about 8,000 specialized terminals for the largest gaming operator in Italy. Installations, begun in 2009, are continuing on an important project in collaboration with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

EBITDA

EBITDA is a negative 24 million euros and higher by 6 million euros compared to the first nine months of the prior year. The change in EBITDA can be traced to the necessary activities undertaken to sustain growth and, on the other hand, to the fact that the new offering, although buoyed by significant volumes, records a lower profit margin compared to traditional produces where the structure costs have remained unchanged.

EBIT

EBIT is a negative 27 million euros and higher by 5 million euros compared to the first nine months of the prior year.

Capital expenditures

Capital expenditures amount to 4 million euros, increasing 1 million euros over the same period of the prior year.

Headcount

Headcount is 1,107 (1,018 in Italy and 89 foreign) at September 30, 2010, an increase of 9 compared to December 31, 2009 (1,098, of whom 1,005 in Italy and 93 foreign).

►

Commercial developments

In the first nine months of 2010, Olivetti launched a series of initiatives which mark new important milestones for the company in its progress towards strategic repositioning, begun last year with the launch of the “Documental Hub” for the digital managing of documents, which has allowed entry into the software solutions and IT services markets. The new initiatives are distinguished by their integration of hardware products with evolved services and applications, operating with Telecom Italia and using qualified partners.

In connection with the “Documental Hub” offering, significant orders have already been taken, such as the solution developed for a chain of stores in the fashion sector which makes it possible to integrate the management of the fiscal documentation from 2000 points of sale.

In March 2010, Olivetti submitted a comprehensive proposal for the digitalization of schools: interactive multimedia blackboards, notebook computers, technology platforms for interaction between school and family, multi-media teaching content and support.

Olivetti is aiming at the “digital schoolroom” with the first complete offer for the digitalization of the school environment. “Scuola Digitale Olivetti” includes interactive multimedia blackboards, Olivetti Notebooks, Netbooks or Tablet PCs for teachers and pupils, servers and projectors and, in addition, the services platform for interaction between school and family (the “Olischool” offering) – provided on an “on demand” basis through the Telecom Italia Data Centers – to allow interaction between school and family and the sharing on line of the lessons given in the classroom, the multimedia teaching content and the support services throughout the country. The Olivetti offering also integrates the multimedia teaching content of RCS Libri, leader in the scholastic publishing sector and the technical support services from the network of highly qualified dealers across the entire national territory.

With this new initiative, Olivetti is aiming at a market worth over 1.8 billion euros globally to which can be added the market for corporate training. For interactive blackboards alone, the expected average annual growth rate to 2012 in Italy is 56%.

In March 2010, Olivetti re-entered the PC market with the launch of a range of new generation Notebook and Netbook computers integrated with innovative software services available in the “on demand” mode. The new Notebooks and Netbooks offering bring together design and innovation utilizing also new Intel processors and the operating system Microsoft Windows 7. Initially available with the Olivetti PC Guard services for the protection of PC and data, the new line of Notebooks and Netbooks will later be integrated with a broad range of evolved services and applications capable of optimizing the costs and performance of businesses thanks to services provided using “software as a service” and “pay-per-use” models. This allows businesses to access solutions which are constantly updated without investing in technology infrastructure.

The new product offering also utilizes the technological competence of Advalso, the services center of Olivetti for customer support services and IT support, the Telecom Italia Data Centers for the provision of the most evolved software services and Olivetti’s own network of dealers. After the launch on the Italian market, the new service offering will be marketed in the countries in which Olivetti is present with its sales offices.

With this new initiative, addressed to business customers and, through Telecom Italia, to consumers, Olivetti is aiming at a market which, in its data and PC protection services, is new and for which a trend of significant growth is expected.

In the third quarter, promotion and sale in Latin America of the “Smart Town” offering has continued. This is an integrated solution for the intelligent remote-management of external and/or public utility and security lighting systems. The first applications in the region are in progress, with pilot installations and participation in bids for the automation of lighting in Argentina, Brazil and Mexico.

International Investments

BBNed Group

At September 30, 2010, following the decision taken for its disposal, the BBNed group is considered as a disposal group under IFRS 5 (Non-current assets held for Sale and Discontinued Operations). The sales transaction was finalized on October 5, 2010 after obtained authorization from the competent Dutch authorities.

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V..

BBNed Group

(millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	Change
			amount	%

Revenues	62	66	(4)	(6.1)
EBITDA	11	10	1	10
EBITDA margin	17.7	15.2
EBIT	(3)	(5)	2	40
EBIT margin	(4.8)	(7.6)
Capital expenditures	4	5	(1)	(20)
Headcount at period-end (number)	320	(*) 347	(27)	(7.8)

(*) Headcount at December 31, 2009.

The key results of the BBNed group in the first nine months of 2010 can be summarized as follows:

•

revenues total 62 million euros, decreasing 4 million euros compared to the first nine months of 2009 (-6.1%); the contraction can mainly be ascribed to revenues from ADSL retail services. The customer portfolio stands at about 160,500 and is in line with December 31, 2009 and about 600 higher than at September 30, 2009 thanks to the ADSL wholesale clientele area;

•

EBITDA is 11 million euros, 1 million euros higher than in the first nine months of 2009 thanks to the improvement in the operating performance of the ADSL retail consumer area. The EBITDA margin is 17.7% compared to 15.2% in the first nine months of 2009;

•

EBIT is a negative 3 million euros, compared to a negative 5 million euros in the first nine months of 2009;

•

capital expenditures total 4 million euros, 1 million euros lower than in the first nine months of 2009 due to lower expenditures for the activation of new customers;

•

headcount is 320 at September 30, 2010, a reduction of 27 compared to December 31, 2009 and includes 12 people with temp work contracts (13 at December 31, 2009).

Other Investments Accounted for Using the Equity Method

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Telecom Argentina group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97% (at September 30, 2010)

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”) – the holding company which controls Telecom Argentina – from the Werthein Group to Telecom Italia International, as established in the agreements signed between the Group and the partner Werthein on August 5, 2010.

The Antitrust and TLC Regulatory Authorities approved the transaction that allowed Telecom Italia to raise its stake in the Sofora holding company to 58% and consequently obtain control of Telecom Argentina.

The Telecom Argentina group is one of largest telecommunications operators in Argentina and provides fixed-line public, local, national and international long distance fixed-telephony services, mobile, internet and data transmission services. Its main activities are conducted through Telecom Argentina S.A. (fixed-line telephony, data transmission and internet) and its subsidiaries: Telecom Personal S.A. (mobile telephony) and Núcleo S.A. (mobile telephony in Paraguay). Telecom Argentina S.A. is listed on the stock exchanges of Buenos Aires (Bloomberg ticker: TECO2) and New York (Bloomberg ticker: TEO).

The Telecom Argentina group, in the first nine months of 2010, reported revenues of about 2 billion euros (1.3 billion euros in the first six months of 2010) and an EBITDA equal to approximately 600 million euros (400 million euros in the first six months of 2010). Net financial debt of the Argentine companies (including Sofora and Nortel) at September 30, 2010 is about 15 million euros (about 120 million euros at June 30, 2010). (1)

At September 30, 2010, land lines in service (including installed public telephones) are about 4,087,000, a slight increase compared to December 31, 2009 (about 4,060,000).

As regards broadband, accesses total approximately 1,330,000, growing almost 10% compared to the end of 2009 (1,214,000).

In the mobile business, the customer base of the group reached approximately 17,843,000 customers at September 30, 2010 (of which more than 10% in Paraguay) with an increase of 10% compared to year-end 2009 (16,257,000). The number of postpaid customers has grown proportionally compared to the end of December 2009 and continues to account for about 28% of the total customer base.

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ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile telecommunications, internet and data transmission in Cuba. At September 30, 2010, the number of land lines in service (also including installed public telephones) is 1,141,346, increasing slightly compared to December 31, 2009 (1,119,700). Of the lines in service, 52,011 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at September 30, 2010, internet and data customers have reached 28,400 accesses, almost 4% than at year-end 2009 (27,400 accesses).

In the mobile telephony business, the customer base has surpassed 889,700 at September 30, 2010, with an increase of 43% compared to December 31, 2009 (621,100). The number of customers with prepaid contracts constitutes about 96% of the client base or 857,600 customers (589,600 at December 31, 2009).

(1) Data unaudited and reclassified according to IAS/IFRS. The average exchange rate is ARS/EUR 5.12 in September 2010 and 5.13 in June 2010. The exchange rate is ARS/EUR 5.41 at September 30, 2010 and 4.83 at June 30, 2010.

Related Party Transactions

There are no significant transactions with related parties, including intragroup transactions, which are non-recurring or unusual / atypical in nature. Such transactions, when not dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The effects on the individual line items of the separate consolidated income statements for the first nine months of 2010 and 2009 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 months to 9/30/2010 (millions of euros)	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**19,899**	91	21	610			**722**		**722**	3.6
Other income	**160**	1		3			**4**		**4**	2.5
Acquisition of goods and services	**8,097**	64	5	361			**430**		**430**	5.3
Employee benefits expenses	**2,911**			3	69		**72**		**72**	2.5
Gains (losses) on disposals of non-current assets	**14**			(1)			**(1)**		**(1)**	
Finance income	**2,780**			223			**223**		**223**	8.0
Finance expenses	**4,330**	21		33			**54**		**54**	1.2

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 months to 9/30/2009 (millions of euros)	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
Revenues	**19,995**	138	21	575			**734**	(25)	**709**	3.5
Other income	**183**	2		3			**5**		**5**	2.7
Acquisition of goods and services	**8,362**	70	4	413			**487**	(97)	**390**	4.7
Employee benefits expenses	**2,737**			3	73	11	**87**		**87**	3.2
Finance income	**2,206**			47			**47**		**47**	2.1
Finance expenses	**3,846**	24		183			**207**		**207**	5.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	**559**			(72)			**(72)**			

The effects on the individual line items of the consolidated statements of financial position at September 30, 2010 and at December 31, 2009 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

AT 9/30/2010

(millions of euros)

	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(2,380)**			(196)			**(196)**		**(196)**	8.2
Securities other than investments (current assets)	**(1,347)**			(7)			**(7)**		**(7)**	0.5
Financial receivables and other current financial assets	**(525)**			(15)			**(15)**		**(15)**	2.9
Cash and cash equivalents	**(3,818)**			(103)			**(103)**		**(103)**	2.7
Discontinued assets/Non-current assets held for sale of a financial nature	**(1)**									
Non-current financial liabilities	**34,814**	201		242			**443**		**443**	1.3
Current financial liabilities	**7,030**	130		206			**336**		**336**	4.8
Total net financial debt	**33,773**	**331**		**127**			**458**		**458**	1.4
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**1,024**	25					**25**		**25**	2.4
Trade and miscellaneous receivables and other current assets	**7,895**	57	6	205			**268**		**268**	3.4
Discontinued assets/Non-current assets held for sale of a non-financial nature	**64**									
Miscellaneous payables and other non-current liabilities	**1,072**		21	4			**25**		**25**	2.3
Trade and miscellaneous payables and other current liabilities	**9,187**	30	17	205	28		**280**		**280**	3.0

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

AT 12/31/2009

(millions of euros)

	Total	Related parties								
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	**Total related parties**	Transactions of Discontinued Operations	**Total related parties net of Disc.Op**	% incidence on line item
NET FINANCIAL DEBT										
Securities, financial receivables and other non-current financial assets	**(1,119)**			(48)			**(48)**		**(48)**	4.3
Securities other than investments (current assets)	**(1,843)**									
Financial receivables and other current financial assets	**(1,103)**			(22)			**(22)**		**(22)**	2.0
Cash and cash equivalents	**(5,504)**			(48)			**(48)**		**(48)**	0.9
Discontinued assets/Non-current assets held for sale of a financial nature	**(81)**									
Non-current financial liabilities	**36,797**	221		254			**475**		**475**	1.3
Current financial liabilities	**6,941**	128		413			**541**		**541**	7.8
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**659**									
Total net financial debt	**34,747**	**349**		**549**			**898**		**898**	**2.6**
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS										
Miscellaneous receivables and other non-current assets	**893**	26					**26**		**26**	2.9
Trade and miscellaneous receivables and other current assets	**7,462**	120	6	163			**289**	(8)	**281**	3.8
Discontinued assets/Non-current assets held for sale of a non-financial nature	**1,152**			8			**8**			
Miscellaneous payables and other non-current liabilities	**1,084**		23	3			**26**	(1)	**25**	2.3
Trade and miscellaneous payables and other current liabilities	**11,019**	57	4	305	31		**397**	(32)	**365**	3.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**308**			33			**33**			

The effects on the individual line items of the consolidated statements of cash flows for the first nine months of 2010 and 2009 are as follows:

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to the capital increase by Italtel Group S.p.A., the percentage interest held by Telecom Italia Group rose from 19.37% to about 35%. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

The most significant amounts are summarized as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS (millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	TYPE OF CONTRACT
REVENUES	21	**21**	International telecommunications services and roaming; data, voice and supply of "IRU" transmission capacity; supply of advanced platforms and technical assistance provided by Telecom Italia for the development of broadband and the study of Value-Added Services to Telecom Argentina group
ACQUISITION OF GOODS AND SERVICES			
Gruppo Italtel	1		Hardware revision services, software development and maintenance and assistance contracts
Gruppo Telecom Argentina	4	4	International telecommunications services and roaming
Total acquisition of goods and services	5	**4**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	9/30/2010	12/31/2009	TYPE OF CONTRACT
NET FINANCIAL DEBT			
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS	6	**6**	International telecommunications services and roaming; data, voice and supply of "IRU" transmission capacity services; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services to Telecom Argentina group
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	21	**23**	Medium/long-term portion of deferred income for the supply of "IRU" transmission capacity to Telecom Argentina group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES	3	**4**	International telecommunications services, roaming and the short-term portion of deferred income for the supply of "IRU" transmission capacity to Telecom Argentina group
Gruppo Italtel	14		Hardware revision services, software development and maintenance and assistance contracts
Gruppo Telecom Argentina	3	4	International telecommunications services, roaming and the short-term portion of deferred income for the supply of "IRU" transmission capacity
Total trade and miscellaneous payables and other current liabilities	17	**4**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS	7		Telecommunications devices from Italtel group

At September 30, 2010, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 16 million euros (16 million euros at 12/31/2009), of which, on behalf of: Aree Urbane S.r.l. 5 million euros (11 million euros at 12/31/2009), ETECSA 3 million euros (3 million euros at 12/31/2009), Telecom Media News S.p.A. 2 million euros (2 million euros al 12/31/2009) and Italtel Group 6 million euros.

Furthermore, weak comfort letters have also been provided for a total of 34 million euros (34 million euros al 12/31/2009) on behalf of ETECSA in respect of loans from suppliers.

Transactions with other related parties (through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment.

On December 22, 2009, the director Stefano Cao resigned from the post of director. Consequently, the income statement transactions reported in the following tables with the Edizione group include the income statement transactions with respect to the Edizione Holding group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

The most significant amounts are summarized as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT LINE ITEMS (millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	TYPE OF CONTRACT
REVENUES			
ATM group	1		Supply of personalized services and business data network
Edizione group		5	Supply of telephone and data transmission services outsourced managed with dedicated assistance
Generali group	4 3	3 9	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa SanPaolo group	6 5	8 9	Telephone, data and international network services, ICT services, LAN network management and applications platform
Mediobanca group	5	4	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica group	49 5	43 7	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Other minor companies and companies that are no longer related parties	1	1	
Total revenues	**61 0**	**57 5**	
OTHER INCOME	**3**	**3**	Damage compensation from the Generali group
ACQUISITION OF GOODS AND SERVICES			
China Unicom group		2	International telecommunications services and roaming
Edizione group		7	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
Generali group	2 0	1 8	Insurance premiums and property leases
Intesa SanPaolo group	1 0	1 2	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2	2	Credit recovery activities
Telefónica group	32 9	37 2	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Total acquisition of goods and services	**36 1**	**41 3**	
EMPLOYEE BENEFITS EXPENSES	**3**	**3**	Non-obligatory employee insurance taken out with the Generali group
GAINS (LOSS) ON DISPOSAL OF NON-CURRENT ASSETS	**(1)**		Expenses for charges and fees to Mediobanca and Banca Intesa incurred for investment sales transactions
FINANCE INCOME			
Intesa SanPaolo group	19 3	2 5	Bank accounts, deposits and hedging derivatives
Mediobanca group	3 0	2 2	Bank accounts, deposits and hedging derivatives
Total finance income	**22 3**	**4 7**	
FINANCE EXPENSES			
Intesa SanPaolo group	1 9	16 8	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	1 4	1 5	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	**3 3**	**18 3**

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	9/30/2010	12/31/2009	TYPE OF CONTRACT
NET FINANCIAL DEBT			
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS			
Intesa SanPaolo group	16 4	4 3	Hedging derivatives
Mediobanca group	3 2	5	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	**19 6**	**4 8**	
SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)			
Intesa SanPaolo group	5		Bonds
Mediobanca group	2		Bonds
Total securities other than investments (current assets)	**7**		
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS			
Intesa SanPaolo group	3	8	Hedging and non-hedging derivatives
Mediobanca group	1 2	1 4	Hedging derivatives
Total financial receivables and other current financial assets	**1 5**	**2 2**	
CASH AND CASH EQUIVALENTS	**10 3**	**4 8**	Bank accounts and deposits with Intesa SanPaolo group
NON-CURRENT FINANCIAL LIABILITIES			
Intesa San Paolo group	18 0	19 2	Revolving Credit Facility, hedging derivatives, loans and financial lease liabilities
Mediobanca group	6 2	6 2	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	**24 2**	**25 4**	
CURRENT FINANCIAL LIABILITIES			
Intesa SanPaolo group	20 5	34 4	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca group	1	6 9	Hedging derivatives
Total current financial liabilities	**20 6**	**41 3**	
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS			
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS			
ATM Group	1		Supply of personalized services and business data network
China Unicom group	1	1	Supply of international telecommunications services and roaming
Generali group	2 6	2 6	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
Intesa SanPaolo group	10 1	5 1	Supply of telephone and data and international network services, ICT services, LAN network management and applications platform
Mediobanca group	1	2	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica group	7 4	8 3	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software
Other minor companies	1		
Total trade and miscellaneous receivables and other current assets	**20 5**	**16 3**	
Discontinued assets/Non-current assets held for sale of a non-financial nature		**8**	Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) with the Telefónica group
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	**4**	**3**	Deferred income relating to the supply of "IRU" transmission capacity to the Telefónica group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			
China Unicom group	1	1	International telecommunications services and roaming
Generali group	3		Deferred income referring to outsourcing of central and peripheral data networks and telephone systems
Intesa SanPaolo group	13 7	21 3	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2	2	Credit recovery activities and factoring commissions
Telefónica group	6 0	8 9	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies and companies that are no longer related parties	2		
Total trade and miscellaneous payables and other current liabilities	**20 5**	**30 5**	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature		**3 3**	Interconnection services, roaming and other TLC services of the company to be sold Elettra TLC S.p.A. (at 6/30/2010) and the company in discontinued oprations HanseNet GmbH (at 12/31/2009) to the Telefónica group

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	9 months to 9/30/2010	9 months to 9/30/2009	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS			
Telefónica group		1 9	Capitalization of costs connected with unbundling in Germany
A1 Investments group	2		Capitalization of costs connected with "FISM right"
Total purchase of intangible and tangible assets on an accrual basis	**2**	**1 9**

Sale of HanseNet Telekommunikation GmbH to the Telefónica group

On February 16, 2010, after having obtained the necessary authorizations from the competent authorities, the sale of HanseNet Telekommunikation GmbH to Telefónica group was finalized. HanseNet (an operator on the retail market of broadband services in Germany) was a 100%-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. The sales price of the company was based on an enterprise value of 900 million euros.

Transactions with pension funds

The most significant amounts are summarized as follows:

Remuneration to key managers

In the first nine months of 2010, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 7.5 million euros (11.2 million euros in the first nine months of 2009), analyzed as follows:

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Significant Non-Recurring Events and Transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	9 months to 9/30/ 2010	9 months to 9/30/ 2009

Acquisition of goods and services / Other operating expenses:
Other sundry expenses	(12)	(5)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(240)	-
IMPACT ON EBITDA	(252)	(5)
Gains (losses) on non-current assets:
Gains on disposal of Elettra	19	-
Loss on disposal of Telecom Media News	-	(11)
Losses on intangible assets	-	(39)
Impairment reversals (losses) on non-current assets:
Charge to provisions for losses of subsidiaries and associates	(3)	-
IMPACT ON EBIT	(236)	(55)
Finance income (expenses) and Other income (expenses) from investments
Gains on disposal of other investments	1	3
Other finance expenses	-	(8)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(235)	(60)
Effect of income taxes	68	13
Discontinued operations	(2)	(540)
IMPACT ON PROFIT FOR THE PERIOD	(169)	(587)

Positions or Transactions Deriving from Atypical and/or Unusual Operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first nine months of 2010 the Telecom Italia Group has not put into place any atypical and/or unusual operations, as defined by that Communication.

Alternative Performance Measures

In this Interim Report at September 30, 2010 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition.  Such measures, which are also presented in other periodical financial reports (annual report and interim reports) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Interim Report as well as an analysis of the major non-organic components for the first nine months of 2010 and 2009.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Effects of Restatement for errors

The figures for the first nine months of 2009 (including the third quarter) have been restated to take into account the correction of prior years’ errors – as defined by IAS 8 – arising from the Telecom Italia Sparkle case and described in detail in the annual consolidated financial statements at December 31, 2009 of the Telecom Italia Group.

The adjustments and provision charges made are summarized as follows:

(millions of euros)	3rd Quarter 2009	9 months to 9/30/2009

Impact on EBITDA and EBIT	-	-
Finance expenses (provision charges for interest on VAT)	(3)	(8)
Impact on profit for the period attributable to owners of the Parent	(3)	(8)

(millions of euros)	At 1/1/2009	At 9/30/2009

Impact on equity attributable to owners of the Parent	(497)	(505)
Trade and miscellaneous payables and other current liabilities (Provisions for risks and charges) (1)	497	505
Impact on Total Current liabilities	497	505

(1)

The adjustments made do not impact the other statement of financial position line items and net financial debt.

The following tables reflect the impacts on the financial statement line items of the first nine months and the third quarter of 2009 of the accounting adjustments for errors – as defined by IAS 8 – in connection with the Telecom Italia Sparkle case.

	3rd Quarter 2009			9 months to 9/30/2009
(millions of euros)	Historical	Errors	Restated	Historical	Errors	Restated

OPERATING PROFIT (EBIT)	1,608	-	1,608	4,293	-	4,293
Share of profits (losses) of associates and joint ventures accounted for using the equity method	16	-	16	49	-	49
Other income (expenses) from investments	-	-	-	(34)	-	(34)
Finance income	669	-	669	2,206	-	2,206
Finance expenses	(1,224)	(3)	(1,227)	(3,838)	(8)	(3,846)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,069	(3)	1,066	2,676	(8)	2,668
Income tax expense	(322)	-	(322)	(969)	-	(969)
PROFIT FROM CONTINUING OPERATIONS	747	(3)	744	1,707	(8)	1,699
Profit (loss) from Discontinued operations/Non-current assets held for sale	(540)	-	(540)	(559)	-	(559)
PROFIT (LOSS) FOR THE PERIOD	207	(3)	204	1,148	(8)	1,140
Attributable to:
* Owners of the Parent	201	(3)	198	1,165	(8)	1,157
* Non-controlling interests	6	-	6	(17)	-	(17)

	9/30/2009
(millions of euros)	Historical	Errors	Restated

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,862	(505)	13,357
Equity attributable to owners of the Parent	26,136	(505)	25,631
Non-controlling interests	853	-	853
TOTAL EQUITY	26,989	(505)	26,484

Trade and miscellaneous payables and other current liabilities	9,210	505	9,715
TOTAL CURRENT LIABILITIES	15,698	505	16,203
TOTAL LIABILITIES	57,052	505	57,557
TOTAL EQUITY AND LIABILITIES	84,041	-	84,041

The accounting adjustments made to correct the errors – as defined by IAS 8 – identified in connection with the Telecom Italia Sparkle case had an effect on the basic and diluted earnings per share in the first nine months of 2009 of less than 0.01 euros.

Litigations, Pending Legal Action and Other Information

There follows a description of the main legal, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of September 30, 2010.

In respect of the disputes described below for which an adverse outcome is deemed likely, the Telecom Italia Group carries provisions amounting to 193 million euros, of which 89 million euros relates to the Telecom Italia Sparkle case.

a) Contingent Liabilities

Telecom Italia Sparkle – Relationships with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: the Rome Prosecutor’s investigation

As already indicated in previous financial reports, on February 23, 2010, the Finance Police, at the behest of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)

an order setting a hearing in chambers concerning the “request to apply the measure to prohibit activities from being conducted  [……]  to be replaced with the appointment a judicial administrator” pursuant to Legislative Decree 231/2001;

b)

a seizure order for approximately 298 million euros as a precautionary measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of cross border criminal conspiracy, tax evasion with third party accomplices, international money laundering, reinvestment of profits from criminal activities and registration of assets under false names. The charges of cross border conspiracy, international money laundering and reinvestment of proceeds from criminal activities also constitute possible offenses for administrative liability of the company pursuant to legislative Decree no. 231/2001.

Prior to the hearing in chambers, Telecom Italia Sparkle filed a defense brief to demonstrate the absence of grounds for the application of the precautionary measures. Moreover, in its discussions with the Prosecutor, the company:

a)

gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still in service, as well as of the dismissal of the employees under custody;

b)

filed a resolution of the Board of Directors dated March 1, 2010 covering (i) the engagement of an independent professional (Prof. Paolo Ferro-Luzzi) to determine, among other things, whether the Company had adopted and implemented the organizational measures required under Legislative Decree 231/2001 and (ii) the commitment  of the Company to comply with any improvement recommendations made by such independent professional;

c)

filed with the Prosecutor a petition to revoke the request to place the Company under a judicial administrator, together with, inter alia:

1.

a surety bond in favor of the Judicial Authority for approximately 72 million euros. This represents a guarantee in the event of an irrevocable ruling, pursuant to art. 19 of Legislative Decree 231/2001, for the seizure of the amount established as the profits from the alleged criminal activities;

2.

a surety bond in favor of the Tax Authority for approximately 123 million euros, representing the difference between the sum of approximately 298 million euros already seized in respect of VAT deducted for the fiscal years 2005, 2006 and 2007 and the estimated maximum amount that could be due on definition of the company’s tax position with respect to the above VAT, by virtue of an acceptance or an assessment with adhesion procedure with the Italian Revenue Agency.

3.

an overview of the activities carried out by Prof. Paolo Ferro-Luzzi at the request of Telecom Italia Sparkle on the Company’s corporate governance, organization and control, operations and “231 Compliance Program”; (Telecom Italia Sparkle adopted subsequently a number of internal measures following Prof. Ferro-Luzzi’s recommendations).

In light of the above initiatives, on April 2, 2010, the Prosecutor withdrew the request submitted to the Preliminary Investigation Judge for the appointment of a judicial administrator for Telecom Italia Sparkle. On April 6, the Preliminary Investigation Judge issued an order indicating that due to cessation of the matter in issue there were no longer any grounds for the above request to appoint an administrator.

Considering that preliminary investigations are still under way and that consequently there is not yet enough information available on the proceedings and on the relevant sources of evidence and given also the complexity of the case, the Company cannot provide any guidance as to the final outcome of the proceedings. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor, to prove its innocence of the charges brought against it. As to the possible effects of an unfavorable sentence in the proceedings under Legislative Decree 231/2001, in addition to administrative fines (which would be of limited amount) and to possible interdictive measures, sanctions would include the seizure of the profits from the criminal activities in question. According to the case made by the Prosecutors, and without considering the effect of the Company’s defense arguments, such profits would amount to about 72 million euros; this amount is already covered by the above surety bond and the related charge was provided in the Telecom Italia Group’s 2009 consolidated financial statements. In the meantime, in an order dated August 3, 2010 the Rome Prosecutor applied to the Preliminary Investigation Judge for immediate judgment of the defendants under custody. In particular, concerning Telecom Italia Sparkle, immediate judgment was requested for the former managing director and for two former employees. In response to this request, on August 10, 2010 the Rome Preliminary Investigation Judge asked for immediate judgment. At the November 2, 2010 hearing, with the parties present, the Rome Court ordered the postponement of the hearing to November 23, 2010, to be held before Section 1 of the Second College of the Court, expressly confirming the rights under the first hearing, so that any parties could file an action.

Concerning the tax risk associated with the events in question, which was amply described in the last half-year financial report, it will be recalled that in respect of three assessments issued by the Lazio Regional Directorate of the Italian Revenue Agency asserting the non-deductibility of VAT amounting to 298 million euros, the Company has paid reduced penalties (25% instead of 100% of the sum levied) and the full amount of the VAT considered non-deductible and related interest. The payment was made on July 19, 2010 for a total of 418 million euros. In the meantime, Telecom Italia Sparkle applied to obtain the release of the 298 million euros seized by the Prosecutor’s Office in Rome in February 2010 (corresponding to “the VAT unlawfully deducted in the fiscal years in which the illegal activities under investigation occurred”). Such appeal was upheld on August 5, 2010 and, as a result, arrangements have been made for the restitution of such sums, except for 10 million euros which will remain under seizure for precautionary reasons in connection with the criminal case in progress. Following the above payment, the bank surety provided to the Tax Authorities for the amount of about 123 million euros lapsed.

The Company has decided that it will not take steps to apply for restitution of the amount paid.

In relation to the findings of the Finance Police with respect to direct taxes, to date the Italian Revenue Agency has not issued an assessment. It is Telecom Italia Sparkle’s view, which is supported by the opinion of authoritative tax professionals, that the risk of an adverse outcome to litigation in the event of an assessment being issued by the Italian Revenue Agency is only possible and not probable. Consequently, no provision has been made to cover the risk for direct taxes.

Other tax disputes

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been agreed with the Revenue Agency as indicated in the 2008 consolidated financial statements, the Company received notices of findings concerning the income tax and VAT deductibility of certain “TOP” and “Security” costs for the fiscal years 2002 and 2004 to 2007.

In this connection, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement concerning fiscal years 2005, 2006 and 2007 by means of an assessment with adhesion.

On October 27, 2010, the Milan Revenue Agency issued a notice of findings to the subsidiary Olivetti Multiservices S.p.A. (OMS) asserting the illegality of VAT deducted in the fiscal years 2005 and 2006 for a total amount of about 198 million euros as a result of the re-computation of the “VAT pro-rata recovery ratio”.

The Revenue Agency’s assertion relates to certain real estate transactions effected in 2005 and 2006 as part of Telecom Italia’s reorganization of the physical space occupied by network equipment leading to the progressive release of space in the properties in which the equipment was housed. Detailed information about these transactions was provided in the directors’ reports on the financial statements for the years 2005 and 2006.

In this connection it should be recalled that at the end of 2005 the board of directors of Telecom Italia S.p.A. approved the sale of real estate properties for a total amount of about 1 billion euros. The operation involved initially the sale in tranches over the period from December 2005 to November 2006 of a total of 1,378 buildings to the subsidiary Olivetti Multiservices (OMS) whose activities include the management and valorization of the Telecom Italia Group’s real estate properties for the purposes of optimizing their sale to third parties. On acquisition by OMS, the properties were at the same time leased to Telecom Italia on contractual terms which reflected the operational requirements of Telecom Italia.

Subsequently, over the period from December 2005 to December 2006, OMS contributed a total of 1,279 properties to two closed real estate funds – Raissa and Spazio Industriale.

The final step in the process of realizing the value of the real estate assets was the disposal by OMS of the interest in the two closed funds (acquired in exchange for the contributed properties) to institutional investors controlled by “Morgan Stanley Real Estate Funds” and by “Cypress Grove International Funds” (Soros); the residual 35% was acquired by Pirelli & C. Real Estate which had participated in the operation in joint venture with the aforementioned funds.

The notice of findings issued to Olivetti Multiservices S.p.A. asserts that the company was not entitled to deduct the VAT incurred on the purchases of the properties later contributed to the closed funds.

The company’s position on this matter, supported by the opinions of authoritative professionals, is that the transactions were effected in full compliance with tax regulations and that the Agency’s assertions are plainly unlawful.

Notice of commencement of preceedings received by Telecom Italia S.p.A. for Administrative offenSes under legislative decree 231/2001

In December 2008, Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of Legislative Decree 231/2001 in connection with the events involving former Company employees and associates charged with a series of crimes, including, inter alia, the offense under Legislative Decree 231/2001 of bribing public officials to obtain information from confidential archives. With the preliminary hearing pending, Telecom Italia submitted a request for the so-called ‘sanction upon request’ (i.e. “plea bargain”) pursuant to art. 63 of Legislative Decree 231/2001, after, in its capacity as employer, it had provided compensation to the employees and former employees - whose personal information had been collected illegally and who had sued the company - and after it had settled with the government authorities, which had filed a civil lawsuit against the Company, all claims linked to the events covered by the criminal proceedings. The Prosecutor’s Office in Milan gave its formal consent to the appeal. With a ruling issued on May 28, 2010 (registered on June 14, 2010), the Judge regarded the sanctions inflicted on the Company in the plea bargaining process as satisfactory and, accordingly, Telecom Italia is no longer a defendant in the criminal case. With the same ruling, the Judge approved the application of the plea bargain submitted by several other defendants, including former Group employees.

Conversely in a ruling of May 28, 2010 (registered on June 28, 2010), the Judge found that there was no ground for the charges of embezzlement from the Company and its subsidiary Telecom Italia Latam, admitted as parties to a civil action for the losses suffered in connection with such offenses. Both Group companies filed an appeal against this ruling with the Italian Court of Cassation on July 12, 2010. On the other hand, in a favorable turn of events for Telecom Italia, assets worth over 15 million euros seized from one of the co-defendants continue to be held by the judicial authorities, pending the outcome of the appeal against dismissal of the case.

At the conclusion of the preliminary hearing, by virtue of its civil liability under article 2049 of the Italian Civil Code, the Company is still a party in the criminal proceeding relating to events involving two former employees, who have been ordered to stand trial. In the first hearing presenting arguments which took place on September 22, 2010, Telecom Italia newly applied to join in the civil action against all the employees standing trial. However the Corte d’Assise has not yet pronounced judgment on this new application. Telecom Italia Latam and Telecom Italia Audit and Compliance Services continue to be aggrieved parties in the civil action due to losses suffered in connection with events other than embezzlement.

On September 8, 2010, Telecom Italia, on the basis of its civil liability, was served notice of seven precautionary seizure orders (issued by the Preliminary Hearing Judge) in respect of eight civil suits brought against incriminated former employees of the Group. The value of the seizures was approximately 6.2 million euros. In dispositions registered on October 14, 2010, the Reviewing Court, in response to Telecom Italia’s immediate appeal asserting the absence of a basis in law for the seizures, annulled all the seizure orders.

The consultants retained by the Company to consider whether the conditions exist for further action to seek compensation for the losses suffered are continuing their activity, also in light of the legal events described above.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Milan Court of Appeal for the allegedly abusive win-back strategy adopted by Telecom Italia in the markets for residential and non-residential fixed-line voice telephony services and broadband internet access services. Fastweb is seeking damages of approximately 1,070 million euros.

Fastweb’s lawsuit is based on the order issued by the Milan Court of Appeal on May 16, 2006 which accepted Fastweb’s urgent motion for relief and required Telecom Italia to cease and desist from certain of its allegedly abusive practices.

Telecom Italia applied to the court contesting Fastweb’s claims.

In June 2010, Fastweb filed a complaint with the Milan Court of Appeals seeking about 65 million euros in damages (Fastweb filed also a secondary complaint seeking damages of 87 million euros) for allegedly unfair competition and misleading advertising in the “Impresa Semplice” advertising campaign related to the  integrated services offering for small and medium businesses. Specifically, according to Fastweb, the tone of the campaign was disparaging and by promising customers “unrealistic” response times on malfunctions suggested that Telecom Italia’s operational skills were better than those of competitors. The action was brought after the Jury of the Italian Advertising Self-regulatory Body, acting at the request of Fastweb and other operators, found that the campaign was misleading.

Telecom Italia, which has already remediated in respect of some of the lesser objections raised in the competitors’ submissions will apply to the court contesting the plaintiff’s claims.

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought by Vodafone in July 2006, seeking damages set originally at about 525 million euros and subsequently raised to 759 million euros. Vodafone maintains that Telecom Italia engaged in allegedly abusive conduct, using its dominant position in fixed telephony to strengthen its role in the contiguous mobile telephony market, with exclusionary effects detrimental to its competitor. According to Vodafone, Telecom Italia’s allegedly abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Telecom Italia applied to the court contesting Vodafone’s allegations and asserting the inadmissibility of its claims.

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, the Italian Audio-Visual Anti-Piracy Federation (FAPAV) initiated proceedings against Telecom Italia in the Court of Rome – Intellectual and Industrial Property Section – seeking compensation for alleged losses suffered because Telecom Italia failed to prevent its customers from illegally downloading films from certain web sites. According to FAPAV, Telecom Italia failed to adopt the technical and administrative measures necessary to prevent the illegal use of its network. FAPAV also requested Telecom Italia to supply its customers’ identification data to the Judicial Authority. The claim for damages amounts to 320 million euros.

This action follows interim injunction proceedings at which the Court of Rome found that Telecom Italia was not responsible for the information transmitted and was not required to suspend internet access in its capacity as mere provider. The Court ordered Telecom Italia to provide the Judicial Authority with all the information available to it on the allegedly illegal activity, except the identification details of the internet users involved. Telecom Italia has already complied with this order and will apply to the court asking for the dismissal of FAPAV’s claim.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of its dominant position in the premium service market (involving the offering to the public of services through so-called Non-Geographical Numbers). The plaintiffs seek compensation of approximately 730 million euros for losses suffered. These proceedings follow an interim injunction by the Milan Court of Appeal requiring Telecom Italia to cease and desist from certain alleged abuses of its dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments from end users of Non-Geographical Number services on behalf of these OLOs.

Telecom Italia applied to the Court asking for the dismissal of the plaintiffs’ claims.

Following the suspension of the proceedings in accordance with article 43 of the Bankruptcy Law as a result of Eutelia being placed in extraordinary administration after having been declared insolvent, Eutelia filed an appeal for the resumption of the proceedings; the president of the Milan Court of Appeal has convened a hearing for that purpose.

TELEUNIT

On October 29, 2009, Teleunit filed a complaint before the Milan Court of Appeal alleging Telecom Italia’s abuse of its dominant position in the premium service market (involving the offering to the public of services through so-called Non-Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of the OLO, from end users). Teleunit seeks compensation of approximately 362 million euros for losses suffered.

Telecom Italia applied to the court contesting the plaintiff’s claims with solid arguments.

POSTE

Some proceedings are still pending in relation to complaints filed by Ing. C. Olivetti & C. S.p.A. (today Telecom Italia) against Poste due to Poste’s failure to pay for services rendered to it under a number of contracts to supply IT equipment and services. The first instance rulings handed down were partly favorable to the former Olivetti but they have been appealed by Poste.

In this respect, while one ruling by the Rome Court of Appeal confirmed one of the Telecom Italia receivables, another ruling by the same Court pronounced one of the disputed contracts null and void. Following this ruling, Poste recently issued a demand for Telecom Italia to repay approximately 58 million euros. Telecom Italia challenged this demand, considering that a ruling by the Court of Cassation is pending with respect to Telecom Italia’s appeal against the above decision (the Company requested the Court to set a date to hear this appeal). In this challenge and related urgent appeal for an immediate stay of enforcement, Telecom Italia concluded that there was no specific order to repay and therefore no enforceable claim. Accepting this argument, on May 6, 2010 the Court of Rome stayed enforcement. In respect of Poste’s application for the revocation of the stay of enforcement which was admitted inaudita altera parte, the Judge has deferred a decision. No ruling has as yet been handed down.

Dispute concerning adjustments to license fees for the years 1994-1998

Proceedings are still pending in relation to the requests of Telecom Italia and Tim to the Ministry of Communications for the reimbursement of adjustments on the license fees paid for the years 1994-1998.

ANTITRUST PROCEDURE A426 – Commencement of investigation

On May 13, 2010, on indications from Fastweb, the Italian Antitrust Authority (AGCM) started an investigation into Telecom Italia for alleged abuse of its dominant market position.

According to Fastweb, Telecom Italia adopted exclusionary behavior in the recent Consip and Enel public bid processes for the provision of fixed telephony and IP connectivity services. Specifically, according to Fastweb, Telecom Italia withheld allegedly essential information for the preparation of its competitors’ bids and supplied certain network services to its own commercial divisions on allegedly better terms than those applied to the other operators.

Fastweb had filed a similar complaint with the Italian Communications Regulatory Authority (AGCom) which in a note dated May 26, 2010 rejected that company’s arguments observing that even in a bid process Telecom Italia was not required to provide information or network services other than those mandated by industry regulations.

Given that the investigation is still in its early stages, a full assessment of the situation would be premature, also considering that a number of questions fall within the purview of AGCom. Appropriate steps are being taken to define the Company’s defense strategy.

ANTITRUST PROCEDURE A428 – Commencement of investigation

On June 23, 2010, following a complaint by Fastweb and Wind, AGCM started a procedure against Telecom Italia for two alleged cases of abuse of its dominant position.

First of all, according to Wind, Telecom Italia engaged in a “technical boycott” by hampering or delaying the activation of access services through unjustified and specious refusals (so-called KO).

Furthermore, according to both complainants Telecom Italia allegedly applied price discrimination, by offering final customers significant discounts on prices for access services only in the geographical areas of Italy where unbundled access services are available and where competition by other operators is therefore fiercer. Further evidence of this conduct, according to the OLOs, is the contract awarded to Telecom Italia in 2009, by the City of Florence, which is currently under the scrutiny of AGCom, in keeping with the applicable regulations.

Given that the investigation is in its early stages, a full assessment of the situation would be premature, also considering that a number of questions fall within the purview of AGCom.  A review is underway to define the Company’s defense strategy.

ARGENTINA

As explained in the note “Events subsequent to September 30, 2010”, on October 13, 2010, upon obtainment of the necessary governmental approvals, the transfer of 8% of the share capital of Sofora Telecomunicaciones S.A. (“Sofora”) – holding of Telecom Argentina – from the Werthein Group to Telecom Italia International has been consummated, pursuant to the terms and conditions set forth in the agreements executed between the Group and the partner Werthein on August 5, 2010. Such agreements further provided for the settlement of all the disputes and claims pending between Telecom Italia Group and the partner Werthein.

With regard to the information provided in the preceding financial report, the current status of the litigation is set out in the paragraph below.

ARGENTINA LITIGATION

Telecom Italia S.p.A. and Telecom Italia International N.V. were involved, in their capacity as shareholders of Sofora Telecomunicaciones S.A. (“Sofora”), in a number of judicial and administrative proceedings initiated by W de Argentina Inversiones SL (“Los W”), partners in Sofora, by SECOM (the Argentine Telecommunications Authority), by CNDC (the Argentine Antitrust Authority) and by the Secretaría de Comercio Interior (a subdivision of the Argentine Ministry of the Economy and Public Finance).

By virtue of the agreements reached by Telecom Italia Group and the partner Los W on August 5, 2010 which provide for, among other things, the settlement of all the disputes and claims pending between the two parties, such parties have filed joint requests for the withdrawal of the proceedings they were involved in, which are at present being discontinued by the competent Argentine Courts.

In this framework, the proceeding initiated by Los W against Telecom Italia International for the Call Option Agreement on 50% of the Sofora shares signed in 2003 by Telecom Italia International and Los W to be declared null and void, has been terminated.

Moreover, the proceedings on the merit initiated by Dracma Group and Los W have been concluded. The preliminary ruling dated April 15, 2009 - which suspended Telecom Italia International’s rights under the Call Option Agreement, as well as prevented any act of disposal thereunder, until SECOM had ruled on the acquisition of 100% of Olimpia S.p.A.’s  share capital by Telco S.p.A. (“Telco Transaction”) – has been revoked.

In addition, the Administrative Trial Court of Buenos Aires granted the request of withdrawal of the preliminary rulings issued by the same Court on August 26 and 28, 2009 – which prevented any act of disposal of the call options and restricted the exercise of the governance rights of Telecom Italia Group in the Argentine companies having, among other things, suspended from their office the directors of such companies designated on indication of Telecom Italia Group – as well as of the measure dated March 9, 2010 which confirmed the enforcement of such preliminary rulings.

In this context, the governance rights pertaining to Telecom Italia Group and to the board members designated by such Group in the Argentine companies, which were restricted by certain rulings issued by the local judicial authorities, have been fully recovered.

Furthermore, the proceedings before the Argentine Supreme Court initiated with the appeal filed by Telecom Italia S.p.A. and Telecom Italia International N.V on October 6, 2009 - seeking a resolution of the conflict originated by the granting of the preliminary  rulings issued by the Administrative Trial Court in August 2009 and those issued by the Civil and Commercial Court of Appeal in the framework of the appeals against the effects of CNDC Resolution n.44/09  – were declared terminated.

Finally, the proceeding initiated on October 6, 2008  aimed at declaring the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group designated on indication of Telecom Italia Group, has been terminated with a ruling still to be notified.

ARGENTINA - ADMINISTRATIVE PROCEEDINGS

On October 13, 2010 the Secretaría de Política Económica (SPE) - a subdivision of the Argentine Ministry of Economy and Public Finance - issued Resolution n.149/10 by which (following the provisions in CNDC Dictamen n.836/10 attached thereto) it authorized the increase of the stake held by Telecom Italia Group in Sofora from 50% to 58% of the share capital of such company and accepted the commitments undertaken by Telecom Italia Group and Los W aimed at monitoring the respect of the local market competition in relation to the operations of Telecom Argentina.

On the same date, authorization on the aforementioned transaction was also obtained from SECOM through Note n.136/10.

Moreover, the Argentine authorities through CNDC Dictamen n.835/10 (attached to Resolution n.149/10 by SPE) accepted the commitments – provided for in a specific agreement signed by and between the parties involved in the Telco Transaction (and by the companies of Telecom Italia Group operating in Argentina as intervening parties) – aimed at assuring the effective segregation between Telefónica Group and Telecom Italia Group in relation to their respective operations in Argentina, and approved the Telco Transaction, subject to the fulfilment of the aforementioned commitments.

ARGENTINA – SECOM

On June 26, 2008 SECOM notified Telecom Italia S.p.A. and Telecom Italia International with Note n.1004/08, which, in substance, restricted the rights of the Group on Sofora’s shares.

SECOM’s Note was based on the fact that Telefónica S.A. would have purportedly become a substantial shareholder in Telecom Italia – and consequently in Telecom Argentina – with the risk of distortive effects for competition in the Argentine telecommunications market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed an appeal (“Recurso jerarquico”) before the Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 1004/08, whose formal termination is currently pending.

* * *

On December 30, 2008 SECOM issued Note n.2573/08 whereby such Authority further restricted the rights of the Group on Sofora’s shares. On January 26, 2009 Telecom Italia and Telecom Italia International filed a Recurso jerarquico against such Note, with the Ministerio de Planificación Federal, Inversión Pública y Servicios, whose formal termination is currently pending.

ARGENTINA – CNDC

On January 6, 2009, the CNDC notified Telecom Italia S.p.A. and Telecom Italia International of Resolution n.123/08, which prohibited the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC had ruled on these call options in light of the Telco Transaction.

Telecom Italia S.p.A. and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal. On June 17, 2010 the Criminal Economic Court of Appeal declared Resolution n.123/08 null and void. The Recurso Extraordinario filed by the Argentine Government against such nullity decision has been rejected by the same Court of Appeal.

The formal termination of the proceeding is currently pending.

* * *

On January 9, 2009 Telecom Italia S.p.A. and Telecom Italia International were notified of CNDC Resolution n.4/09, which – among other things – required Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (as sellers) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (as buyers of the entire share capital of Olimpia)to notify the Telco Transaction as, according to a preliminary analysis by the Authority, this would have purportedly resulted in an economic concentration under the Argentine antitrust law.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Telecom Italia S.p.A., Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel and Telecom Argentina and their subsidiaries, including such rights deriving from shareholders’ agreements, until the CNDC had adopted a decision on the Telco Transaction.

On June 17, 2010 the Criminal Economic Court of Appeal declared Resolution n.4/09 null and void in the part where it ordered the buyers in such Transaction to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Olimpia, Telco, Telecom Italia, Telecom Italia International and Telecom Argentina Group. The Recurso Extraordinario filed by the Government against such nullity decision has been rejected by the same Court of Appeal.

* * *

On April 3, 2009 the CNDC issued Resolution 44/09 which restricted the “derechos politicos” of the Telecom Italia Group in the companies of the Telecom Argentina Group.

The Telecom Italia Group filed an appeal against this decision and, on June 17, 2010, the Criminal Economic Court of Appeal declared Resolution n.44/09 null and void. The Recurso Extraordinario filed by the Government against such nullity decision has been rejected by the same Court of Appeal. The formal termination of the proceeding is currently pending.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09 which, in brief, reversed certain organizational changes in Telecom Argentina.

Telecom Italia S.p.A., Telecom Italia International, the companies of the Telecom Argentina Group and its directors appealed this Resolution. On October 22, 2009 the Criminal Economic Court of Appeal granted such appeal and declared the Resolution null and void. Subsequently, the CNDC filed a Recurso Extraordinario before the Argentine Supreme Court seeking the reversal of such nullity decision.  The formal termination of the proceeding is currently pending.

* * *

Similarly, further appeals against certain administrative Resolutions (n. 82/10 of the Argentine Ministry of Economy and Public Finance dated February 22, 2010, n. 14/10 of the SPE dated 22 February 2010 and n. 30/10 of the CNDC dated February 25, 2010) are currently pending formal termination.

BOLIVIA – ENTEL

Following a series of measures adopted since March 2007, on 1st May, 2008 the Bolivian government issued a Supreme Decree to nationalize the participation acquired in 1995 by the Telecom Italia Group  (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalized shares, after deducting all Entel’s recorded and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

In October, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., asserting the violation of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands and seeking compensation for damages for the losses incurred as a result of the measures adopted by the Bolivian government. On October 31, 2007 ICSID registered the request.

Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, having denounced the ICSID convention after ETI submitted its claim.

In light of the  actions of Bolivia aimed at delaying the arbitration proceeding, on October 14, 2009, ETI notified the Bolivian government with the request for a new arbitration by which it commenced so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the measures taken by the Bolivian government constituted a violation of such Treaty and to seek compensation for the damages suffered.

On October 21, 2009 ETI and Bolivia reached an agreement to terminate the ICSID arbitration proceedings and to establish and regulate  the “ad hoc” Arbitration proceedings, which is continuing under the terms and conditions set forth by the established Arbitration Panel.

In spite of the above, in October 2010, Bolivia filed a lawsuit before the US Courts against ETI, seeking a declaration of the nullity of the agreements which, among other things, established the “ad hoc” arbitration proceeding on the grounds of an alleged lack of power to subscribe by the Bolivian minister who executed such agreements. Bolivia also sought an injunction to bar ETI from continuing such arbitral proceeding from the Court.

GERMANY – AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (AOL) notified Telecom Italia Deutschland Holding GmbH (TIDE) and Telecom Italia S.p.A. that they had initiated arbitration proceedings before the International Chamber of Commerce in Paris (ICC) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group, signed in September 2006 and completed in February 2007.

The aim of the request for arbitration is to obtain:

i.

a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE; and

ii.

an order for defendants to cause HanseNet (the German company at that time controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting, where this is still possible, the transfer from AOL of the BYOA customers (after determining whether such customers had to be sold by AOL) and in any case the repayment of the revenues improperly collected by AOL from these customers or provision of compensation for the loss suffered. The arbitral panel communicated to the parties the conclusion of the pre-trial phase relating to the AOL claim.

GREECE DELAN

In 2005, Tim International N.V. (merged into Telecom Italia International N.V. on June 27, 2008) sold the entirety of its interest held in Tim Hellas pursuant to a Stock Purchase Agreement executed in 2005 (“SPA”). According to said agreement, Tim International agreed to indemnify the buyer against certain potential liabilities among which an arbitration between Tim Hellas and Delan Celular Services S.A. (“Delan”) started in 1998.

In July 2006, Tim Hellas (which changed its corporate name to Wind Hellas) notified Tim International that the Greek arbitration panel had issued a decision on the case in favour of Delan and awarded damages against Wind Hellas for a total amount of 52 million euros including interest. Wind Hellas challenged this decision, which was eventually declared null by the Court of Appeal.  The nullity was ultimately confirmed by the Greek Supreme Court.

In 2009 Carothers Ltd (acting as successor of Delan) initiated  proceedings against Wind Hellas, seeking a preliminary injunction as well as a judgment on the merits before Greek Courts, on grounds apparently similar to those sustained in the Arbitral case.

Wind Hellas in turn notified Telecom Italia International with a notice to join in a hearing to be held in the proceeding on the merits as guarantor, allegedly on the basis of the indemnification obligations under the SPA. Such notification has been made also in the precautionary phase in which Carothers was seeking an attachment on Wind Hellas assets. In the context of the precautionary phase, Telecom Italia International challenged the admissibility of notice to join as guarantor made by Wind Hellas and in August 2010 the court of first instance of Athens declared its inadmissibility.

Wind Hellas also notified to Telecom Italia International with a notice to join as a third party in a judicial proceeding started in 2006 by Wind Hellas against Delan (now Carothers) aimed at challenging the validity of the arbitration clause related to the Delan arbitration and at declaring Wind Hellas not to be liable for damages.

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b) Other information

Dispute for license fee for the year 1998

Recently, Telecom Italia initiated legal proceedings against the Presidency of the Council of Ministers before the Court of Rome seeking damages for the loss caused by the Italian State, through appeal ruling 7506/09 of the Council of State. According to Telecom Italia, this ruling violated the principles of EU laws in force. This proceeding was started also in light of the EU’s case law, which allows an offended party to sue the State for the violation of rights enshrined under EU laws and infringed by a final ruling that cannot be appealed. The appeal ruling in question definitively deprived Telecom Italia of the right to obtain repayment of the license fee paid for 1998 (equal to 386 million euros for Telecom Italia and to 143 million euros for Tim, plus interest). Such request had already been rejected by the Lazio Regional Administrative Court (TAR), despite the favorable and binding pronouncement of the EU Court of Justice dated February 23, 2008, concerning the conflict between Directive 97/13/EC on a “common framework for general authorizations and individual licenses in the field of telecommunications services” and the Italian law that had extended to 1998 the obligation for telecommunications licensees to pay the annual  fee despite the subsequent liberalization process. The claim amounts to approximately 529 million euros, plus legal interest and revaluation. The date of the first hearing has been set for December 9, 2010.

Mobile Telephony – Dealer investigation

The activities to check and regularize prepaid sim cards incorrectly associated with the customer’s ID card continued also in the third quarter of 2010.

The constant utilization of the solutions identified in the previous months, the timely monitoring of the actions taken and the results obtained have enabled the Company to attain at September 30 a percentage of correctly associated cards which is 51% higher than that at the beginning of the year.

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at September 30, 2010 of the Telecom Italia Group corresponds to the company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Corporate Financial Reports

Andrea Mangoni

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: December 29th, 2010